Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended September 30, 2022, presented comparatively

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 90, beginning on July 1, 2022

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 29, 2018 registered in the General Inspection of Justice on January 8, 2019 under Number 541 of Book 93 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 592,165,126 common shares (***).

Common stock subscribed, issued and paid up nominal value (millions of ARS): 592

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 223,591,918 shares

Voting stock (direct and indirect equity interest): 38.25% (*)

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	592,165,126(**)	592

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
LRSA	La Rural S.A.
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Quality	Quality Invest S.A.
RECPAM	Result from exposure to changes in the purchasing power of the currency
Shufersal	Shufersal Ltd.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2022 and June 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	06.30.22
ASSETS
Non-current assets
Investment properties	8	360,515	368,886
Property, plant and equipment	9	78,502	72,493
Trading properties	10	3,650	3,709
Intangible assets	11	5,465	5,223
Right-of-use assets	12	9,963	8,290
Biological assets	13	6,396	7,404
Investment in associates and joint ventures	7	22,516	21,856
Deferred income tax assets	21	246	79
Income tax credit		15	29
Restricted assets	15	339	568
Trade and other receivables	16	15,606	18,044
Investment in financial assets	15	956	1,053
Derivative financial instruments	15	97	79
Total non-current assets		504,266	507,713
Current assets
Trading properties	10	140	235
Biological assets	13	7,672	11,236
Inventories	14	21,848	16,370
Income tax credit		20	68
Trade and other receivables	16	39,366	40,638
Investment in financial assets	15	20,053	23,272
Derivative financial instruments	15	2,007	3,415
Cash and cash equivalents	15	28,670	42,583
Total current assets		119,776	137,817
TOTAL ASSETS		624,042	645,530
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		102,114	100,390
Non-controlling interest		149,376	151,844
TOTAL SHAREHOLDERS' EQUITY		251,490	252,234
LIABILITIES
Non-current liabilities
Borrowings	20	85,289	56,309
Deferred income tax liabilities	21	138,216	141,795
Trade and other payables	18	5,459	5,608
Provisions	19	566	623
Income tax liabilities		2,802	-
Derivative financial instruments	15	231	152
Lease liabilities		8,638	8,610
Payroll and social security liabilities		197	188
Total non-current liabilities		241,398	213,285
Current liabilities
Trade and other payables	18	47,571	37,718
Borrowings	20	61,378	116,203
Provisions	19	240	255
Payroll and social security liabilities		2,274	3,012
Income tax liabilities		15,687	18,817
Lease liabilities		3,085	2,791
Derivative financial instruments	15	919	1,215
Total Current liabilities		131,154	180,011
TOTAL LIABILITIES		372,552	393,296
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		624,042	645,530

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for three-month periods ended September 30, 2022 and 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	09.30.21
Revenues	22	29,863	31,474
Costs	23	(19,105)	(24,672)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	13	(1,429)	3,888
Changes in the net realizable value of agricultural products after harvest		259	(236)
Gross profit		9,588	10,454
Net loss from fair value adjustment of investment properties		(6,609)	(11,829)
Gain from disposal of farmlands		25	-
General and administrative expenses	24	(2,723)	(2,628)
Selling expenses	24	(1,748)	(2,134)
Other operating results, net	25	1,216	1,435
Management fees		(427)	(357)
Loss from operations		(678)	(5,059)
Share of profit/ (loss) of associates and joint ventures	7	831	(379)
Profit/ (loss) before financial results and income tax		153	(5,438)
Finance income	26	385	146
Finance cost	26	(3,710)	(5,200)
Other financial results	26	3,282	9,970
Inflation adjustment	26	6,349	944
Financial results, net	26	6,306	5,860
Profit before income tax		6,459	422
Income tax	21	(1,226)	4,773
Profit for the period		5,233	5,195

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries		(4,733)	(9,247)
Revaluation of fixed assets transferred to investment properties		449	-
Total other comprehensive loss for the period		(4,284)	(9,247)
Total comprehensive income/ (loss) for the period		949	(4,052)
Profit for the period attributable to:
Equity holders of the parent		3,471	3,734
Non-controlling interest		1,762	1,461
Total comprehensive income/ (loss) attributable to:
Equity holders of the parent		1,921	73
Non-controlling interest		(972)	(4,125)
Profit for the period per share attributable to equity holders of the parent:
Basic		5.91	6.36
Diluted		5.02	5.40

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE CO. S.R.(Socio)		)
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earning	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	30,514	2,930	38,080	277	1,401	783	25,813	100,390	151,844	252,234
Profit for the period	-	-	-	-	-	-	-	-	3,471	3,471	1,762	5,233
Other comprehensive loss for the period	-	-	-	-	-	-	-	(1,550)	-	(1,550)	(2,734)	(4,284)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	(1,550)	3,471	1,921	(972)	949
Repurchase of treasury shares	(6)	6	-	-	-	-	-	(1,054)	-	(1,054)	(1,556)	(2,610)
Reserve for share - based payments	-	-	-	-	-	-	-	35	-	35	55	90
Exercise of warrants (ii)	-	-	-	(2)	19	-	-	-	-	17	1	18
Changes in non-controlling interest	-	-	-	-	-	-	-	753	-	753	-	753
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(32)	(32)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	16	16
Other changes in shareholders' equity	-	-	-	-	-	-	-	52	-	52	20	72
Balance as of September 30, 2022	584	8	30,514	2,928	38,099	277	1,401	(981)	29,284	102,114	149,376	251,490

(i) Includes ARS 2 of Inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements.
(ii) As of September 30, 2022, the remaining warrants to exercise amount to 89,477,678, equivalent to the same number of shares. See Note 31 to these Financial Statements.
(iii) Group’s other reserves for the period ended September 30, 2022 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Balance as of June 30, 2022	(445)	1,509	299	(580)	783
Other comprehensive (loss)/ income for the period	-	(1,922)	-	372	(1,550)
Total comprehensive (loss)/ income for the period	-	(1,922)	-	372	(1,550)
Repurchase of treasury shares	(1,054)	-	-	-	(1,054)
Changes in non-controlling interest	-	-	-	753	753
Reserve for share-based payments	-	-	-	35	35
Other changes in shareholders' equity	-	51	-	1	52
Balance as of September 30, 2022	(1,499)	(362)	299	581	(981)

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

ICE WATERHOUSE & CO. S.R. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2021	589	2	30,514	2,946	37,962	277	1,401	2,311	8,194	(19,298)	64,898	146,909	211,807
Profit for the period	-	-	-	-	-	-	-	-	-	3,734	3,734	1,461	5,195
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(3,661)	-	(3,661)	(5,586)	(9,247)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	-	(3,661)	3,734	73	(4,125)	(4,052)
Exercise of warrants (ii)	-	-	-	-	4	-	-	-	-	-	4	2	6
Changes in non-controlling interest	-	-	-	-	-	-	-	-	26	-	26	13	39
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(373)	(373)
Reserve for share-based payments	-	-	-	-	-	-	-	-	11	-	11	-	11
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	(9)	-	(9)	9	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	11	11
Balance as of September 30, 2021	589	2	30,514	2,946	37,966	277	1,401	2,311	4,561	(15,564)	65,003	142,446	207,449

(i) Includes ARS 2 of Inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements.
(ii) See Note 19 to the Annual Financial Statements.
(iii) Related to CNV General Resolution N° 609/12.
(iv) Group’s other reserves for the period ended September 30, 2021 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Balance as of June 30, 2021	(445)	11,868	299	(3,528)	8,194
Other comprehensive loss for the period	-	(3,661)	-	-	(3,661)
Total comprehensive loss for the period	-	(3,661)	-	-	(3,661)
Changes in non-controlling interest	-	-	-	26	26
Reserve for share-based payments	-	-	-	11	11
Other changes in shareholders' equity	-	(9)	-	-	(9)
Balance as of September 30, 2021	(445)	8,198	299	(3,491)	4,561

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2022 and 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	09.30.21
Operating activities:
Net cash generated from operating activities before income tax paid	17	9,260	16,729
Income tax paid		(1,160)	(11)
Net cash generated from operating activities		8,100	16,718
Investing activities:
Capital contributions to associates and joint ventures		(13)	(53)
Acquisition and improvement of investment properties		(653)	(677)
Proceeds from sales of investment properties		1,814	436
Acquisitions and improvements of property, plant and equipment		(4,352)	(1,688)
Acquisition of intangible assets		(30)	(24)
Proceeds from sales of property, plant and equipment		1,342	5
Dividends collected from associates and joint ventures		179	-
Acquisitions of investments in financial assets		(9,556)	(3,020)
Proceeds from disposal of investments in financial assets		12,911	4,426
Interest collected from financial assets		86	238
Proceeds from derivative financial instruments		(116)	(27)
Net cash generated from/ (used in) investing activities		1,612	(384)
Financing activities:
Borrowings and issuance of non-convertible notes		8,782	10,607
Payment of borrowings and non-convertible notes		(17,904)	(17,042)
Payment of short term loans, net		(7,515)	(1,927)
Interest paid		(5,201)	(7,687)
Payment of borrowings with reladed parties		(16)	-
Repurchase of non-convertible notes		-	(827)
Proceeds from issuance of shares and other equity instruments		249	-
Proceeds from sales of non-controlling interest in subsidiaries		-	16
Lease liabilities paid		(39)	-
Repurchase of treasury shares		(1,556)	-
Dividends paid to non-controlling interest in subsidiaries		-	(373)
Exercise of warrants		18	7
Net cash used in continuing financing activities		(23,182)	(17,226)
Net decrease in cash and cash equivalents		(13,470)	(892)
Cash and cash equivalents at beginning of the period	15	42,583	55,063
Foreign exchange loss in cash and changes in fair value of cash equivalents		(443)	(4,394)
Cash and cash equivalents at the end of the period		28,670	49,777

  The accompanying notes are an integral part of these Financial Statements.

PCE WATERHOUSE & CO. S.R.L (Socio)		)
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on November 11, 2022.

As of September 30, 2022, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2022 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These Financial Statements for the interim periods of three months ended September 30, 2022 and 2021 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

To conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the three-month period ended September 30, 2022, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2022 (accumulated three months)
Price variation	22%

As a consequence of the aforementioned, these financial statements as of September 30, 2022 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2022 and September 30, 2021 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1). Certain items from prior periods have been reclassified for consistency purposes with those of the current year as of June 30, 2022. Additionally, the Company has redefined the operating segments, see Note 6 to the annual financial statements.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2022 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2022, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Panamby Farm

On September 15, 2022 BrasilAgro has acquired a farmland located in the municipality of Querệncia, state of Mato Grosso, Brazil. The property has an arable area of 5,400 hectares (10,800 hectares of total área), of which 80% are suitable for second crop. The acquisition value is BRL 285.6 million (equivalent to 302 soybean bags per arable hectare at the date of transaction), which will be paid in two installments, a down payment of BRL 140 million at the signing of the contract and a second installment of BRL 145.6 million that will be paid on August 21, 2023.

Urban property business and investments

“Della Paolera 261” floor sale

As a subsequent event, on August 17, the Company has sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,600), which had already been paid.

Barter transaction Córdoba

On August 18, 2022, the transfer of ownership was made as an exchange of the Property "Lot 16" located in the province of Córdoba, whose commitment had been celebrated on May 17, 2016. The price of the transaction was USD 2 million, and in exchange, the client assumes the commitment and the obligation to transfer, under the horizontal property regime, future real estate that will be functional units (apartments) and complementary units (storage rooms), whose construction and completion will be at his sole expense.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2022 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended September 30, 2022 and 2021:

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2022:

	09.30.22
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	18,320	9,314	27,634	(58)	2,411	(124)	29,863
Costs	(14,835)	(1,851)	(16,686)	28	(2,447)	-	(19,105)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,454)	-	(1,454)	-	-	25	(1,429)
Changes in the net realizable value of agricultural products after harvest	259	-	259	-	-	-	259
Gross profit/ (loss)	2,290	7,463	9,753	(30)	(36)	(99)	9,588
Net loss from fair value adjustment of investment properties	(40)	(6,653)	(6,693)	84	-	-	(6,609)
Gain from disposal of farmlands	25	-	25	-	-	-	25
General and administrative expenses	(1,195)	(1,555)	(2,750)	11	-	16	(2,723)
Selling expenses	(1,344)	(498)	(1,842)	5	-	89	(1,748)
Other operating results, net	1,025	181	1,206	-	15	(5)	1,216
Management fees	-	-	-	-	(427)	-	(427)
Profit/ (loss) from operations	761	(1,062)	(301)	70	(448)	1	(678)
Share of (loss)/ profit of associates and joint ventures	(126)	1,023	897	(64)	-	(2)	831
Segment profit/ (loss)	635	(39)	596	6	(448)	(1)	153

Reportable assets	117,312	326,000	443,312	(1,896)	-	182,626	624,042
Reportable liabilities	-	-	-	-	-	(372,552)	(372,552)
Net reportable assets	117,312	326,000	443,312	(1,896)	-	(189,926)	251,490

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2021:

	09.30.21
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	23,574	6,281	29,855	(44)	1,805	(142)	31,474
Costs	(21,457)	(1,366)	(22,823)	29	(1,878)	-	(24,672)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,855	-	3,855	-	-	33	3,888
Changes in the net realizable value of agricultural products after harvest	(236)	-	(236)	-	-	-	(236)
Gross profit/ (loss)	5,736	4,915	10,651	(15)	(73)	(109)	10,454
Net loss from fair value adjustment of investment properties	(60)	(11,981)	(12,041)	212	-	-	(11,829)
General and administrative expenses	(1,283)	(1,389)	(2,672)	4	-	40	(2,628)
Selling expenses	(1,543)	(616)	(2,159)	(2)	-	27	(2,134)
Other operating results, net	1,319	86	1,405	2	31	(3)	1,435
Management fees	-	-	-	-	(357)	-	(357)
Profit/ (loss) from operations	4,169	(8,985)	(4,816)	201	(399)	(45)	(5,059)
Share of loss of associates and joint ventures	(103)	(146)	(249)	(130)	-	-	(379)
Segment profit/ (loss)	4,066	(9,131)	(5,065)	71	(399)	(45)	(5,438)

Reportable assets	118,344	399,183	517,527	(2,713)	-	105,972	620,786
Reportable liabilities	-	-	-	-	-	(426,970)	(426,970)
Net reportable assets	118,344	399,183	517,527	(2,713)	-	(320,998)	193,816

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (37) and ARS (73) corresponding to Expenses and FPC as of September 30, 2022 and 2021, respectively, and ARS 427 and ARS 357 to management fees, as of September 30, 2022 and 2021.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 12 as of September 30, 2022.

Véase nuestro informe de fecha 11/11/2022
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	09.30.22
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	13,399	-	-	4,920	18,319
Costs	(12,028)	(12)	-	(2,795)	(14,835)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,454)	-	-	-	(1,454)
Changes in the net realizable value of agricultural products after harvest	260	-	-	-	260
Gross profit / (loss)	177	(12)	-	2,125	2,290
Net loss from fair value adjustment of investment properties	-	(40)	-	-	(40)
Gain from disposal of farmlands	-	25	-	-	25
General and administrative expenses	(569)	(2)	(295)	(329)	(1,195)
Selling expenses	(1,025)	(1)	-	(318)	(1,344)
Other operating results, net	685	223	-	117	1,025
(Loss) / profit from operations	(732)	193	(295)	1,595	761
Share of loss of associates and joint ventures	(43)	-	-	(83)	(126)
Segment (loss) / profit	(775)	193	(295)	1,512	635

Investment properties	-	16,042	-	-	16,042
Property, plant and equipment	62,961	336	-	237	63,534
Investments in associates	1,043	-	-	839	1,882
Other reportable assets	19,727	-	-	16,127	35,854
Reportable assets	83,731	16,378	-	17,203	117,312

	09.30.21
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	20,131	-	-	3,443	23,574
Costs	(19,282)	(27)	-	(2,147)	(21,456)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,855	-	-	-	3,855
Changes in the net realizable value of agricultural products after harvest	(237)	-	-	-	(237)
Gross profit / (loss)	4,467	(27)	-	1,296	5,736
Net loss from fair value adjustment of investment properties	-	(60)	-	-	(60)
Gain from disposal of farmlands	-	-	-	-	-
General and administrative expenses	(769)	(4)	(346)	(165)	(1,284)
Selling expenses	(1,217)	-	-	(326)	(1,543)
Other operating results, net	514	724	-	82	1,320
Profit / (loss) from operations	2,995	633	(346)	887	4,169
Share of loss of associates and joint ventures	(5)	-	-	(98)	(103)
Segment profit / (loss)	2,990	633	(346)	789	4,066

Investment properties	-	17,413	-	-	17,413
Property, plant and equipment	63,797	531	-	245	64,573
Investments in associates	1,201	-	-	434	1,635
Other reportable assets	23,833	1,393	-	9,497	34,723
Reportable assets	88,831	19,337	-	10,176	118,344

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	09.30.22
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	6,037	686	461	2,003	127	9,314
Costs	(476)	(42)	(207)	(1,005)	(121)	(1,851)
Gross profit	5,561	644	254	998	6	7,463
Net loss from fair value adjustment of investment properties (i)	(5,119)	(477)	(1,035)	-	(22)	(6,653)
General and administrative expenses	(766)	(108)	(282)	(248)	(151)	(1,555)
Selling expenses	(258)	(3)	(61)	(164)	(12)	(498)
Other operating results, net	(26)	(18)	(35)	(2)	262	181
(Loss) / profit from operations	(608)	38	(1,159)	584	83	(1,062)
Share of profit of associates and joint ventures	-	-	-	-	1,023	1,023
Segment (loss) / profit	(608)	38	(1,159)	584	1,106	(39)

Investment and trading properties	91,770	66,601	138,628	-	430	297,429
Property, plant and equipment	261	4,520	2,905	4,502	1,072	13,260
Investment in associates and joint ventures	-	-	-	-	11,578	11,578
Other reportable assets	219	194	2,984	60	276	3,733
Reportable assets	92,250	71,315	144,517	4,562	13,356	326,000

(i) For the three-month period ended September 30, 2022, the net loss from fair value adjustment of investment properties was ARS 6,653. The net impact of the values in Argentine Pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
gain of ARS 38 due to the variation of the projected revenue growth rate and to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(b)
positive impact of ARS 14,993 million as a result of the conversion into pesos of the value of shopping centers in dollars based on the exchange rate at the end of the period
(c)
       an increase of 8 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 511 million.
(d)
  Additionally, due to the impact of the inflation adjustment, ARS 19,810 million were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e)
  the value of our office buildings and other rental properties measured in real terms decrease 1.19 % during the three-month period ended September 30, 2022, mainly due to the implicit exchange rate, the exercise. Likewise, the impact of sales for the period is evident.

	09.30.21
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	4,071	1,296	22	866	26	6,281
Costs	(503)	(53)	(95)	(547)	(168)	(1,366)
Gross profit / (loss)	3,568	1,243	(73)	319	(142)	4,915
Net (loss)/ gain from fair value adjustment of investment properties	(6,768)	(2,608)	(2,621)	-	16	(11,981)
General and administrative expenses	(571)	(190)	(335)	(207)	(86)	(1,389)
Selling expenses	(381)	(38)	(113)	(81)	(3)	(616)
Other operating results, net	48	2	35	(5)	6	86
(Loss) / profit from operations	(4,104)	(1,591)	(3,107)	26	(209)	(8,985)
Share of loss of associates and joint ventures	-	-	-	-	(146)	(146)
Segment (loss) / profit	(4,104)	(1,591)	(3,107)	26	(355)	(9,131)

Investment and trading properties	102,760	142,352	121,985	-	499	367,596
Property, plant and equipment	426	2,268	-	5,063	521	8,278
Investment in associates and joint ventures	-	-	-	-	18,499	18,499
Other reportable assets	228	196	3,990	57	339	4,810
Reportable assets	103,414	144,816	125,975	5,120	19,858	399,183

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	09.30.22	06.30.22
Beginning of the period / year	21,846	25,972
Share capital increase and contributions	-	1,871
Capital increase	13	-
Share of profit/ (loss)	831	(238)
Other comprehensive loss	-	(788)
Currency translation adjustment	5	-
Dividends	(190)	(4,483)
Participation in other changes in equity	-	(344)
Reclassification to financial instruments	-	(181)
Others	(1)	37
End of the period / year (i)	22,504	21,846

(i)
As of September 30, 2022, and June 30, 2022 includes ARS (12) and ARS (10) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive (loss)/ income
Name of the entity	09.30.22	06.30.22	09.30.22	06.30.22	09.30.22	09.30.21

New Lipstick	49.96%	49.96%	169	174	(6)	(7)
BHSA	29.91%	29.91%	12,420	11,789	632	(657)
GCDI (Ex TGLT)	27.82%	27.82%	1,257	992	265	(42)
Quality	50.00%	50.00%	4,650	4,706	(56)	(132)
La Rural S.A.	50.00%	50.00%	393	296	98	(11)
Cresca S.A.	50.00%	50.00%	42	35	-	(2)
Other associates and joint ventures	-	-	3,573	3,854	(102)	476
Total associates and joint ventures			22,504	21,846	831	(375)

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit/ (loss) for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	-	(*) (42)
BHSA	Argentina	Financing	448,689,072	(**) 1.500	(**) 2.920	(**) 31.251
GCDI (Ex TGLT)	Argentina	Real estate	257,330,595	915	(557)	4,518
Quality	Argentina	Real estate	1,421,672,293	2,843	(112)	9,112
La Rural S.A.	Argentina	Organization of events	714,998	1	(39)	377

(*) Amounts expressed in dollars under USGAAP. Condor closes its fiscal year on June 30, for this reason the Group calculates its participation with a lag of 3 months including material adjustments, if any.
(**)
Information as of September 30, 2022 according to NIIF.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 09.30.22	Total as of 06.30.22
Fair value at the beginning of the period / year	16,677	195,087	156,076	691	355	368,886	382,233
Additions	-	489	165	-	-	654	(35,515)
Capitalized leasing costs	-	3	-	-	-	3	(4,635)
Amortization of capitalized leasing costs (i)	-	(4)	-	-	-	(4)	20,227
Transfers	330	513	-	(513)	-	330	(4,902)
Disposals	-	(1,814)	-	-	-	(1,814)	-
Currency translation adjustment	(924)	(7)	-	-	-	(931)	11,478
Net loss from fair value adjustment	(40)	(5,364)	(1,183)	-	(22)	(6,609)	-
Fair value at the end of the period / year	16,043	188,903	155,058	178	333	360,515	368,886

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	09.30.22	09.30.21
Rental and services income	9,581	7,396
Direct operating expenses	(3,206)	(2,795)
Development expenses	(32)	(59)
Net unrealized loss from fair value adjustment of investment properties	(7,516)	(12,052)
Net realized gain from fair value adjustment of investment properties (i)	907	223

(i)
As of September 30, 2022 corresponds ARS 63 to the result for changes in the fair value realized for the period and ARS 844 for the result of changes in fair value made in previous years, both for the sale of floors of the Catalinas Building. As of September 30, 2021, (ARS 181) corresponds to the result for changes in the fair value realized for the period ((ARS 126) for the sale of Casona Hudson, (ARS 26) for the sale of Merlo Land and (ARS 29) for the sale of Mariano Acosta Land) and ARS 406 for the result of changes in fair value made in previous years (ARS 159 for the sale of Casona Hudson, ARS 126 for the sale of Merlo Land and ARS 121 for the sale of Mariano Acosta Land).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed. Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On October 29, 2021, a notification was received in relation to a collective protective petition requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the treatment of Bill 1831 - J 2021 (first Instance trail in contentious Administrative and Tax matters No. 10, Sec. 19 - Cause "Civil Association Observatory of the Right to the city and others against GCBA and Others on protection - others" - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition. On March 15, 2022, IRSA appealed said ruling, as did the Government of the Autonomous City of Buenos Aires, co-defendant in the case. On March 17, 2022, the court granted the appeals in relation and with suspensive effect, of the contested sentence (in accordance with the provisions of Law No. 2145). The matter is to be resolved by the in Administrative, Tax and Consumer Relations Litigation- Room IV.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Others	Total as of 09.30.22	Total as of 06.30.22
Costs	58,396	4,596	20,941	5,922	3,173	93,028	377,419
Accumulated depreciation	(5,250)	(2,633)	(5,600)	(5,347)	(1,705)	(20,535)	(297,180)
Net book amount at the beginning of the period / year	53,146	1,963	15,341	575	1,468	72,493	80,239

Additions	8,265	128	107	13	103	8,616	4,906
Disposals	(87)	-	-	-	(5)	(92)	(2,155)
Currency translation adjustment	(1,884)	(115)	(50)	-	(52)	(2,101)	(12,024)
Transfers	351	-	-	-	-	351	4,313
Depreciation charges (i)	(170)	(339)	(147)	(53)	(56)	(765)	(2,786)
Balances at the end of the period / year	59,621	1,637	15,251	535	1,458	78,502	72,493

Costs	65,041	4,609	20,998	5,935	3,219	99,802	93,028
Accumulated depreciation	(5,420)	(2,972)	(5,747)	(5,400)	(1,761)	(21,300)	(20,535)
Net book amount at the end of the period / year	59,621	1,637	15,251	535	1,458	78,502	72,493

(i)
As of September 30, 2022, the depreciation charge has been charged to the line "Costs" for ARS 127, "General and administrative expenses" for ARS 69 and "Selling expenses" for ARS 5, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 564 was capitalized as part of the cost of biological assets.

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 09.30.22	Total as of 06.30.22
Beginning of the period / year	244	1,985	1,715	3,944	3,517
Additions	-	57	44	101	617
Currency translation adjustment	-	(159)	-	(159)	-
Transfers	-	-	-	-	(190)
Disposals	-	(77)	(19)	(96)	-
End of the period / year	244	1,806	1,740	3,790	3,944

Non-current				3,650	3,709
Current				140	235
Total				3,790	3,944

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	Goodwill	Information systems and software	Contracts and others	Total as of 09.30.22	Total as of 06.30.22
Costs	738	2,175	5,340	8,253	8,571
Accumulated amortization	-	(1,808)	(1,222)	(3,030)	(2,592)
Net book amount at the beginning of the period / year	738	367	4,118	5,223	5,979
Additions	-	30	284	314	187
Disposals	-	-	-	-	(582)
Previsions	-	-	-	-	(49)
Currency translation adjustment	(5)	(1)	-	(6)	(35)
Amortization charges (i)	-	(55)	(11)	(66)	(277)
Balances at the end of the period / year	733	341	4,391	5,465	5,223

Costs	733	2,204	5,624	8,561	8,253
Accumulated amortization	-	(1,863)	(1,233)	(3,096)	(3,030)
Net book amount at the end of the period / year	733	341	4,391	5,465	5,223

(i)
As of September 30, 2022, amortization charge was recognized in the amount of ARS 30 under "Costs", in the amount of ARS 35 under "General and administrative expenses", and ARS 1 under Selling expenses in the Statements of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Right of use assets

The Group’s right-of-use assets as of September 30, 2022 and June 30, 2022 are the following:

	09.30.22	06.30.22
Farmland	8,301	6,586
Offices, shopping malls and other buildings	20	21
Machinery and equipment	92	94
Others	1,550	1,589
Right-of-use assets	9,963	8,290
Non-current	9,963	8,290
Total	9,963	8,290

The depreciation charge of the right of use assets is detailed below:

	09.30.22	09.30.21
Farmland	1,052	1,376
Others	53	62
Depreciation charge of right-of-use assets (i)	1,105	1,438

(i)
As of September 30, 2022, the amortization charge has been allocated ARS 34 within "Costs", ARS 3 in "General and administrative expenses" and ARS 3 in "Selling expenses" in the Statement of Income and Other Comprehensive Income (Note 24), ARS 1,065 was capitalized as part of the cost of biological assets.

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 09.30.22	Total as of 06.30.22
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	2,260	3,116	5,012	8,031	144	77	18,64	19,933
Purchases	-	-	-	157	-	-	157	2,121
Initial recognition and changes in the fair value of biological assets	-	(1,240)	854	(1,044)	(25)	-	(1,455)	22,405
Decrease due to harvest	-	(6,200)	(4,647)	-	-	-	(10,847)	(56,839)
Sales	-	-	-	(828)	-	-	(828)	(3,772)
Consumes	-	-	-	(4)	-	-6	(10)	(32)
Costs for the period / year	2,554	2,670	2,929	784	-	-	8,937	37,497
Currency translation adjustment	(66)	(52)	(294)	(114)	-	-	(526)	(2,673)
Balances at the end of the period / year	4,748	(1,706)	3,854	6,982	119	71	14,068	18,640

Non-current (Production)	-	-	-	6,218	107	71	6,396	7,404
Current (Consumable)	4,748	(1,706)	3,854	764	12	-	7,672	11,236
Net book amount at the end of the period / year	4,748	(1,706)	3,854	6,982	119	71	14,068	18,640

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (1,069) and ARS (338) for the three-month period ended September 30, 2022 and for the fiscal year ended June 30, 2022, respectively; amounts of ARS (208) and ARS (326), was attributable to price changes, and amounts of ARS (861) and ARS (664), was attributable to physical changes, respectively.

During the three-month period ended September 30, 2022, there have been no transfers between the different hierarchies used to determine the fair value of the Group's biological assets or reclassifications between their categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to ARS 10,847 and ARS 56,839 for the three-month period ended September 30, 2022 and the year ended June 30, 2022, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of September 30, 2022, and June 30, 2022, the better and maximum use of biological assets shall not significantly differ from the current use.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Inventories

Breakdown of Group’s inventories as of September 30, 2022 and June 30, 2022 are as follows:

	09.30.22	06.30.22
Crops	5,575	7,534
Materials and supplies	16,201	8,408
Sugarcane	-	356
Agricultural inventories	21,776	16,298
Supplies for hotels	72	72
Total inventories	21,848	16,370

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2022 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
September 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	38,615	4,187	-	42,802	13,227	56,029
Investment in financial assets:
- Public companies’ securities	-	2,061	-	2,061	-	2,061
- Bonds	-	3,668	-	3,668	-	3,668
- Mutual funds	-	14,851	-	14,851	-	14,851
- Others	119	310	-	429	-	429
Derivative financial instruments:
- Commodities options contracts	-	234	-	234	-	234
- Commodities futures contracts	-	637	-	637	-	637
- Foreign-currency options contracts	-	95	-	95	-	95
- Foreign-currency future contracts	-	227	-	227	-	227
- Others	-	911	-	911	-	911
Restricted assets (i)	339	-	-	339	-	339
- Cash on hand and at bank	7,806	-	-	7,806	-	7,806
- Short-term investments	-	20,864	-	20,864	-	20,864
Total assets	46,879	48,045	-	94,924	13,227	108,151

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities	Non-financial liabilities	Total
September 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	38,482	-	-	38,482	14,548	53,030
Borrowings (Note 20)	146,667	-	-	146,667	-	146,667
Derivative financial instruments:
- Commodities options contracts	-	139	51	190	-	190
- Commodities futures contracts	3	315	38	356	-	356
- Foreign-currency options contracts	-	335	-	335	-	335
- Foreign-currency future contracts	-	106	-	106	-	106
- Swaps	-	162	1	163	-	163
Total liabilities	185,152	1,057	90	186,299	14,548	200,847

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2022 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	41,605	5,323	-	46,928	13,005	59,933
Investment in financial assets:
- Public companies’ securities	-	1,886	-	1,886	-	1,886
- Bonds	-	2,158	-	2,158	-	2,158
- Mutual funds	-	19,672	-	19,672	-	19,672
- Others	139	470	-	609	-	609
Derivative financial instruments:
- Commodities options contracts	-	371	-	371	-	371
- Commodities futures contracts	-	2,716	-	2,716	-	2,716
- Foreign-currency options contracts	-	85	-	85	-	85
- Foreign-currency future contracts	-	322	-	322	-	322
Restricted assets (i)	568	-	-	568	-	568
- Cash on hand and at bank	22,275	-	-	22,275	-	22,275
- Short-term investments	-	20,308	-	20,308	-	20,308
Total assets	64,587	53,311	-	117,898	13,005	130,903

		Financial liabilities at fair value through profit or loss			Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities
June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	30,315	-	-	30,315	13,011	43,326
Borrowings (Note 20)	172,512	-	-	172,512	-	172,512
Derivative financial instruments:
- Commodities options contracts	-	216	126	342	-	342
- Commodities futures contracts	4	584	-	588	-	588
- Foreign-currency options contracts	-	199	-	199	-	199
- Foreign-currency future contracts	-	170	-	170	-	170
- Swaps	-	48	20	68	-	68
Total liabilities	202,831	1,217	146	204,194	13,011	217,205

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2022.

As of September 30, 2022, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

         The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2022 and June 30, 2022 are as follows:

	09.30.22	06.30.22
Trade, leases and services receivable (*)	33,856	38,094
Less: allowance for doubtful accounts	(1,057)	(1,251)
Total trade receivables	32,799	36,843
Prepayments	7,604	7,238
Borrowings, deposits and others	5,903	5,813
Contributions pending integration	25	30
Guarantee deposits	2	1
Tax receivables	3,777	3,611
Others	4,862	5,146
Total other receivables	22,173	21,839
Total trade and other receivables	54,972	58,682

Non-current	15,606	18,044
Current	39,366	40,638
Total	54,972	58,682

(*)
Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.22	06.30.22
Beginning of the period / year	1,251	1,998
Additions (i)	33	337
Recovery (i)	(54)	(345)
Currency translation adjustment	49	74
Used during the period / year	-	(15)
Inflation adjustment	(222)	(798)
End of the period / year	1,057	1,251

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2022 and 2021:

	Note	09.30.22	09.30.21
Profit for the period		5,233	5,195
Adjustments for:
Income tax	21	1,226	(4,773)
Amortization and depreciation	24	310	377
Gain from disposal of trading properties		(301)	-
Realization of currency translation adjustment		(153)	-
Net loss from fair value adjustment of investment properties		6,609	11,829
Changes in the fair value of investments in financial assets		-	(3,842)
Gain from disposal of intangible assets		75	-
Financial results, net		(10,394)	(1,844)
Provisions and allowances		996	633
Share of (profit)/ loss of associates and joint ventures	7	(831)	379
Loss from repurchase of Non-convertible Notes		807	15
Changes in net realizable value of agricultural products after harvest		(259)	236
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		8	(5,053)
Unrealized profit from derivative financial instruments		-	(71)
Gain from disposal of farmlands		(25)	-
Changes in operating assets and liabilities:
(Increase)/ decrease in inventories		(6,044)	1,720
Decrease/ (increase) in trading properties		11	(26)
Decrease in biological assets		5,753	11,450
Decrease in trade and other receivables		3,913	7,297
Increase/ (decrease) in trade and other payables		3,866	(4,783)
Decrease in salaries and social security liabilities		(1,430)	(650)
Decrease in provisions		(12)	(81)
Decrease in lease liabilities		(468)	(1,102)
Net variation in derivative financial instruments		370	(102)
Increase in right of use assets		-	(75)
Net cash generated from operating activities before income tax paid		9,260	16,729

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2022 and 2021:

	09.30.22	09.30.21
Decrease in trade and other receivables through a decrease in lease liabilities	-	16
Issuance of non convertible notes	32,005	-
Increase in financial assets through a decrease in trade receivables with related parties	-	5
Increase in investment properties through a decrease in properties plant and equipment	678	-
Increase in equity through an increase in investment properties	563	-
Increase in deferred income tax liabilities through a decrease in equity	192	-
Decrease in intangible assets through a decrease in trading properties	284	-
Decrease in equity through an increase in trade and other payables	30	-
Decrease in investment in financial assets through a decrease in trade and other payables	208	-
Decrease in dividends receivable through an increase in investment in financial assets	6	-
Increase in other reserves through an increase in investment in subsidiaries, associates and joint ventures	-	27
Increase in investment in associates through a decrease in financial assets	-	1,052
Currency translation adjustment and other comprehensive income	1,923	3,661
Other changes in subsidiaries equity	910	-
Increase in properties plant and equipment through an increase in trade and other payables	4,264	-
Increase in investment properties through an increase in trade and other payables	4	-
Increase in dividends receivables through a decrease in investment in associates and joint ventures	14	-
Increase in rights of use assets through an increase in lease liabilities	1,647	1,239

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of September 30, 2022 and June 30, 2022 were as follows:

	09.30.22	06.30.22
Trade payables	28,093	18,074
Advances from sales, leases and services (*)	7,325	6,542
Accrued invoices	2,762	2,829
Deferred income	-	117
Admission fees	3,389	3,141
Deposits in guarantee	78	82
Total trade payables	41,647	30,785
Dividends payable to non-controlling interests	2,034	2,063
Tax payables	3,833	3,210
Director´s Fees	898	806
Management fees	3,426	4,846
Others	1,192	1,616
Total other payables	11,383	12,541
Total trade and other payables	53,030	43,326

Non-current	5,459	5,608
Current	47,571	37,718
Total	53,030	43,326

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims	Investments in associates and joint ventures (ii)	Total as of 09.30.22	Total as of 06.30.22
Beginning of period / year	868	10	878	1,081
Additions (i)	117	-	117	737
Decreases (i)	(15)	-	(15)	-
Participation in the results	-	2	2	-
Inflation adjustment	(156)	-	(156)	(532)
Transfers	(7)	-	(7)	(46)
Currency translation adjustment	(1)	-	(1)	(11)
Used during the period / year	(12)	-	(12)	(351)
End of period / year	794	12	806	878

Non-current			566	623
Current			240	255
Total			806	878

(i)
Additions and recovery are included in "Other operating results, net". Tax contingency increases are included in “Financial results, net”.
(ii)
Corresponds to investments in Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures "

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of September 30, 2022 and June 30, 2022 was as follows:

	Book value		Fair value
	09.30.22	06.30.22	09.30.22	06.30.22
Non-convertible notes	124,339	138,846	122,400	119,778
Bank loans	13,156	14,635	13,156	14,635
Bank overdrafts	7,251	17,038	7,251	17,038
Others	1,921	1,993	1,921	1,993
Total borrowings	146,667	172,512	144,728	153,444

Non-current	85,289	56,309
Current	61,378	116,203
Total	146,667	172,512

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Non convertible notes Series XXXVIII – CRESUD

As consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series XXIII Notes, in an aggregate principal amount of USD 113,158,632, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98,422,999 of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptanceOn July 8, the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, and Series XXIII Notes were partially canceled, consequently the outstanding amount is USD 14,735,633.

The exchange offer has two alternatives:

- Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XXXVIII Notes. For every USD 1 offered, the holder received USD 0.6913 plus the remaining amount to complete USD 1 for each USD 1 of Series XXIII Notes presented for the exchange, in Series XXXVIII Notes. Under Option A, 43.40% of the notes were accepted.
- Option B: For each USD 1 of Series XXIII Notes tendered and accepted the bondholder received in exchange USD 1,03 Series  XXXVIII Notes. Under Option B, 56.60% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XXXVIII Notes will mature on March 3, 2026 and will accrue interest at a fixed rate of 8.00%, with interest payable semi-annually on January 3 and July 3 from 2023 to 2026, and at maturity. Amortization will be in one installment on March 3, 2026. The isse price was 100%.

After the liquidation of the exchange, the partial cancellation of the non convertible notes Series XXXVIII was carried out, leaving an outstanding amount of USD 14 million.

Non convertible notes Series XXXIX - CRESUD

On August 23, 2022, Cresud issued the Series XXXIX Notes for a total amount of USD 5,122.5 million. The issuance price was 100%, they will accrue an annual interest rate of Private Badlar + 1.0%, payable quarterly, and will mature on February 23, 2024.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Series XIV Notes (Exchange of Series II Notes) - IRSA

As consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121 million.

The exchange offered two alternatives:

-Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 million in cash and USD 514.42 million in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

-Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

On the settlement date of the exchange, the partial cancellation of the Series II Notes was made, leaving an outstanding amount of USD 121 million.

Serie II ( issuance by FyO)

On July 25, 2022, FyO issued the second series of non-convertible notes in the local market for an amount of USD 15 million with a term of 3 years. The debt securities are denominated in dollars and payable in pesos at the applicable exchange rate, with a fixed annual rate of 0.0% and maturing on July 25, 2025. The issue price was 100.0% of the value nominal.

The funds from this placement will be used mainly to finance the company's working capital in Argentina.

21.
Taxation

The details of the Group’s income tax, is as follows:

	09.30.22	09.30.21
Current income tax	(4,691)	(3,122)
Deferred income tax	3,465	7,895
Income tax from continuing operations	(1,226)	4,773

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2022 and 2021:

	09.30.22	09.30.21
Tax calculated at the tax rates applicable to profits in the respective countries	(2,682)	(84)
Permanent differences:
Share of profit of joint ventures and associates	1,254	132
Tax rate differential	(31)	340
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	145	847
Non-taxable profit, non-deductible expenses and others	3	844
Tax inflation adjustment	(7,373)	(4,572)
Fiscal transparency	(2)	-
Inflation adjustment permanent difference	7,906	7,266
Others	(446)	-
Income tax from continuing operations	(1,226)	4,773

The gross movement in the deferred income tax account is as follows:

	09.30.22	06.30.22
Beginning of period / year	(141,716)	(163,494)
Currency translation adjustment	513	2,248
Revaluation surplus	(232)	(456)
Charged to the Statement of Income	3,465	19,986
End of the period / year	(137,970)	(141,716)

Deferred income tax assets	246	79
Deferred income tax liabilities	(138,216)	(141,795)
Deferred income tax liabilities, net	(137,970)	(141,716)

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.1 has been absorbed by IRSA, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2022 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the concurrence of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (odered text in 2019).

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of imposition, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the national supreme court is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic adjustment for inflation would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

Notwithstanding what is detailed in the previous paragraph, and given the existing background, the taxpayer timely determined and accounted for the income tax for the fiscal year ended June 30, 2021 without considering the aforementioned adjustment mechanisms, considering that, in the opinion of their tax advisors, the Argentine Tax Authority could challenge the presentation and said challenge could be validated by higher courts because there is no uniform jurisprudence to date that irrefutably validates the taxpayer's position. In this sense, after the merger process detailed in Note 4C, the Company's Board of Directors has reassessed, together with its tax advisors, the characteristics of the presentation, the existing background and the analysis that the taxpayer made in a timely manner, having concluded in the same sense and therefore it has decided to keep the liability accounted for, which at the closing date of these financial statements with the computation of accrued interest amounts to ARS 1,940, and is disclosed in the item Current “Income tax liabilities”. As of the date of issuance of these financial statements, the Company has not received any challenge or formal rejection by the Tax Authority.

22.
Revenues

	09.30.22	09.30.21
Crops	7,967	12,093
Sugarcane	4,186	6,371
Cattle	899	1,300
Supplies	1,420	1,418
Consignment	1,525	615
Advertising and brokerage fees	1,168	884
Agricultural rental and other services	328	307
Other	718	531
Income from sales and services from agricultural business	18,211	23,519
Trading properties and developments	396	-
Rental and services	9,253	7,089
Hotel operations, tourism services and others	2,003	866
Income from sales and services from urban properties and investment business	11,652	7,955
Total revenues	29,863	31,474

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Costs

	09.30.22	09.30.21
Other operative costs	13	26
Cost of property operations	13	26
Crops	7,108	12,556
Sugarcane	3,983	5,388
Cattle	828	1,135
Supplies	1,250	932
Consignment	1,082	782
Advertising and brokerage fees	462	436
Agricultural rental and other services	108	200
Cost of sales and services from agricultural business	14,821	21,429
Trading properties and developments	170	75
Rental and services	3,097	2,595
Hotel operations, tourism services and others	1,004	547
Cost of sales and services from sales and services from urban properties and investment business	4,271	3,217
Total costs	19,105	24,672

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs	General and administrative expenses	Selling expenses	Total as of 09.30.22	Total as of 09.30.21

Cost of sale of goods and services	-	2,270	-	-	2,270	1,578
Supplies and labors	5,367	29	-	80	5,476	6,842
Change in agricultural products and biological assets	-	10,199	-	-	10,199	17,265
Salaries, social security costs and other personnel expenses	368	1,860	1,376	206	3,810	3,474
Depreciation and amortization	1,630	195	107	8	1,940	2,295
Fees and payments for services	41	2,113	253	103	2,510	2,650
Maintenance, security, cleaning, repairs and others	62	1,223	207	2	1,494	1,241
Advertising and other selling expenses	-	731	2	-	733	353
Taxes, rates and contributions	14	298	119	750	1,181	1,193
Interaction and roaming expenses	-	27	-	-	27	27
Director's fees	-	-	495	-	495	370
Leases and service charges	3	64	42	6	115	134
Allowance for doubtful accounts, net	-	-	-	(21)	(21)	205
Freights	57	1	-	517	575	727
Bank expenses	-	1	69	2	72	79
Conditioning and clearance	-	-	-	71	71	121
Travelling, library expenses and stationery	57	45	34	23	159	135
Other expenses	1,338	49	19	1	1,407	226
Total as of 09.30.22	8,937	19,105	2,723	1,748	32,513	-
Total as of 09.30.21	9,481	24,672	2,628	2,134	-	38,915

25.
Other operating results, net

	09.30.22	09.30.21
Gain from commodity derivative financial instruments	704	251
Realization of currency translation adjustment (i)	153	-
Donations	(30)	(29)
Lawsuits and other contingencies	(95)	(40)
Interest and allowances generated by operating assets	246	917
Management fees	16	5
Others	222	331
Total other operating results, net	1,216	1,435

(i)
Corresponds to Condor’s liquidation.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Financial results, net

	09.30.22	09.30.21
Financial income
Interest income	379	143
Other financial income	6	3
Total financial income	385	146
Financial costs
Interest expense	(3,367)	(4,735)
Other financial costs	(343)	(465)
Total finance costs	(3,710)	(5,200)
Other financial results:
Foreign exchange, net	4,552	8,705
Fair value (loss)/ gain of financial assets and liabilities at fair value through profit or loss	(1,756)	2,359
Gain from repurchase of non-convertible notes	807	15
Gain/ (loss) from derivative financial instruments (except commodities)	31	(1,106)
Others	(352)	(3)
Total other financial results	3,282	9,970
Inflation adjustment	6,349	944
Total financial results, net	6,306	5,860

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2022 and June 30, 2022:

Item	09.30.22	06.30.22
Trade and other receivables	3,943	5,082
Investments in financial assets	(74)	284
Trade and other payables	2,400	4,616
Borrowings	(53)	(74)
Total	6,216	9,908

Related party	09.30.22	06.30.22	Description of transaction	Item
New Lipstick LLC	36	37	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures (i)	8	9	Leases and/or rights of use receivable	Trade and other receivables
	(1)	-	Leases and/or rights of use to pay	Trade and other payables
	153	249	Dividends receivables	Trade and other receivables
	24	-	Contributions pending integration	Trade and other payables
	-	332	Other investments	Investments in financial assets
	(74)	(77)	Non-convertible notes	Investments in financial assets
	1	1	Equity incentive plan receivable	Trade and other receivables
	342	300	Loans granted	Trade and other receivables
	(53)	(74)	Borrowings	Borrowings
	4	1	Reimbursement of expenses	Trade and other receivables
	40	23	Management fees receivable	Trade and other receivables
	(44)	(107)	Other payables	Trade and other payables
	13	862	Other receivables	Trade and other receivables
Total associates and joint ventures	449	1,556
CAMSA and its subsidiaries	3,427	4,846	Management fee payables	Trade and other payables
Yad Levim LTD	2,629	2,694	Loans granted	Trade and other receivables
Other related parties (ii)	325	533	Other receivables	Trade and other receivables
	(14)	(13)	Other payables	Trade and other payables
	-	29	Non-convertible notes	Investments in financial assets
	(30)	-	Loans granted	Trade and other receivables
	(37)	(15)	Management fee payables	Trade and other payables
	27	30	Reimbursement of expenses	Trade and other receivables
	(5)	(16)	Legal services	Trade and other payables
Total other related parties	6,322	8,088
IFISA	349	328	Loans granted	Trade and other receivables
Total direct parent company	349	328
Directors and Senior Management	(920)	(79)	Fees	Trade and other payables
	16	15	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(904)	(64)
Total	6,216	9,908

(i)
Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., Banco de Crédito y Securitización S.A., Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Quality Invest S.A..
(ii)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Lartiyrigoyen y SAMSA.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month periods ended September 30, 2022 and 2021:

Related party	09.30.22	09.30.21	Description of transaction
BACS	-	37	Leases and/or rights of use
Comparaencasa Ltd.	(29)	-	Financial operations
Other associates and joint ventures	(5)	(4)	Leases and/or rights of use
	14	-	Corporate services
	43	13	Financial operations
Total associates and joint ventures	23	46
CAMSA and its subsidiaries	(427)	(357)	Management fee
Other related parties (i)	1	13	Leases and/or rights of use
	(8)	-	Fees and remunerations
	1	(2)	Corporate services
	(15)	(13)	Legal services
	27	31	Financial operations
	(25)	-	Donations
Total other related parties	(446)	(328)
IFISA	4	4	Financial operations
Total Parent Company	4	4
Directors	(323)	(284)	Fees
Senior Management	(47)	(44)	Compensation of Directors and senior management
Total Directors and Senior Management	(370)	(328)
Total	(789)	(606)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT y BHSA.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2022 and 2021:

Related party	09.30.22	09.30.21	Description of transaction
Quality	-	49	Irrevocable contributions
Condor	-	1,054	Exchange of shares
Viflor S.A.	13	-	Irrevocable contributions
Total contributions	13	1,103
Agro-Uranga S.A.	111	-	Dividends received
Uranga Trading S.A.	20	-	Dividends received
Condor	59	-	Dividends received
Total dividends received	190	-

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 09.30.22	Total as of 09.30.21
Inventories at the beginning of the period / year	7,422	3,944	11,366	32,045
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	708	-	708	5,420
Changes in the net realizable value of agricultural products after harvest	259	-	259	(236)
Additions	12	-	12	112
Currency translation adjustment	(1,009)	(80)	(1,089)	(855)
Harvest	16,210	-	16,210	8,095
Acquisitions and classifications	19,596	4,364	23,960	8,679
Consume	(1,171)	-	(1,171)	(1,062)
Disposals due to sales	-	(95)	(95)	-
Expenses incurred	1,743	-	1,743	1,045
Inventories at the end of the period / year	(28,949)	(3,862)	(32,811)	(28,597)
Cost as of 09.30.22	14,821	4,271	19,092	-
Cost as of 09.30.21	21,429	3,217	-	24,646

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.22	Total as of 06.30.22
Assets
Trade and other receivables
US Dollar	83.51	147.12	12,286	12,227
Euros	0.08	143.96	12	13
Uruguayan pesos	2.83	3.53	10	-
Trade and other receivables related parties
US Dollar	18.47	147.32	2,721	2,786
Total Trade and other receivables			15,029	15,026
Investment in financial assets
US Dollar	25.04	147.12	3,684	2,464
Brazilian Reais	-	-	-	101
New Israel Shekel	15.43	41.22	636	700
Pounds	0.65	163.99	107	120
Total Investment in financial assets			4,427	3,385
Derivative financial instruments
US Dollar	2.29	147.12	337	471
Total Derivative financial instruments			337	471
Cash and cash equivalents
US Dollar	61.49	147.12	9,046	20,337
Euros	0.01	143.96	2	2
Brazilian Reais	0.16	25.30	4	1,624
Uruguayan pesos	0.28	3.53	1	1
Total Cash and cash equivalents			9,053	21,964
Total Assets			28,846	40,846

Liabilities
Trade and other payables
US Dollar	95.01	147.32	13,997	5,991
Euros	0.01	144.52	2	2
Uruguayan pesos	2.83	3.53	10	4
Trade and other payables related parties
US Dollar	0.05	147.32	8	59
Total Trade and other payables			14,017	6,056
Provisions
US Dollar	9.51	147.32	1,401	-
Total Provisions			1,401	-
Borrowings
US Dollar	744.80	147.32	109,724	129,598
Borrowings with related parties
US Dollar	1.25	147.32	184	1,086
Total Borrowings			109,908	130,684
Derivative financial instruments
US Dollar	3.16	147.32	465	467
Total Derivative financial instruments			465	467
Total Liabilities			125,791	137,207

(1)
Exchange rates as of September 30, 2022 according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

31.
Other relevant events of the period

Warrants exercise

During the three-month period ended September 30, 2022, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 43,237 were received, for a converted warrants of 76,391 to common shares.

Shares Buyback Program extension and completion - IRSA

on July 12, 2022, the Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 22, 2022, the Company completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

Shares Buyback Program extension and completion - CRESUD

On July 22, 2022, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission. ● Maximum amount of the investment: Up to ARS 1,000 million.

● Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

● Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

● Payable Price: Up to ARS 140 per share and up to USD 7.00 per ADS.

● Period in which the acquisitions will take place: up to 120 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

● Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company’s shareholders.

On September 21, 2022, the Company completed the share buyback program, having acquired the equivalent of 5,676,603 CRESUD common shares, which represent approximately 99.00% of the approved program and 0.96% of the outstanding shares.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BrasilAgro - Agricultural Association Contract

On July 21, 2022, the Company entered into an agricultural association contract with the São Domingos farm for the exploration of an agricultural area of approximately 6,070 hectares. Located in the municipality of Comodoro in the state of Mato Grosso, the contract is valid for 12 years, the property will be divided into two parts of 3,035 hectares each, the first is scheduled for December 2022 and the second for December 2023.

32.
Subsequent events

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved:

-
The distribution of a dividend to shareholders for up to ARS 4,340 million, payable in cash and/or in kind.
-
The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 1.16% of the Share Capital.

On October 31, 2022, the Board of Directors established the payment thereof in cash.

Ordinary and Extraordinary Shareholders' Meeting - CRESUD

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved:

-
The distribution of a dividend to shareholders for up to ARS 3,100 million, payable in cash and/or in kind.
-
The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 0.96% of the Share Capital.

On October 31, 2022, the Board of Directors established the payment thereof in cash.

BrasilAgro – Payment of dividends

In the the Ordinary and Extraordinary Shareholders’ Meeting of October 27, 2022, BrasilAgro approved the payment of dividends distributed in the financial statements of June 30, 2022, for the total value of BRL 320 million, corresponding to BRL 3.24 per share.

Distribution of dividends - FyO S.A.

On October 19, 2022, FyO S.A resolved to distribute dividends for the sum of USD 5 million payable in cash and/or in kind.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at September 30, 2022, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2022 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records kept in their formal aspects in accordance with legal regulations except that i) are pending transcription to the Book "Inventory and Balances” and ii) the accounting entries corresponding to the month of September 2022 are pending transcription to the Daily Book;

b) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the additional information to the notes to the unaudited condensed interim consolidated financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

d) at September 30, 2022 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 72,100,031, which is not due at that date.

Autonomous City of Buenos Aires, November 11, 2022

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos Brondo Contador Público (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078

 Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2022 and for the three-month period ended as of that date, presented comparatively

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2022 and June 30, 2022
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	06.30.22
ASSETS
Non-current assets
Investment properties	7	1,764	1,126
Property, plant and equipment	8	17,103	17,219
Intangible assets	9	529	540
Right of use assets	10	4,064	3,326
Biological assets	11	5,155	5,723
Investments in subsidiaries, associates and joint ventures	6	147,217	146,929
Trade and other receivables	14	629	762
Total Non-current assets		176,461	175,625
Current assets
Biological assets	11	1,986	3,543
Inventories	12	6,823	6,984
Restricted assets	13	-	1
Trade and other receivables	14	6,540	6,090
Investment in financial assets	13	309	244
Derivative financial instruments	13	6	14
Cash and cash equivalents	13	3,700	6,931
Total Current assets		19,364	23,807
TOTAL ASSETS		195,825	199,432
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		105,159	103,571
TOTAL SHAREHOLDERS' EQUITY		105,159	103,571
LIABILITIES
Non-current liabilities
Borrowings	18	37,437	27,436
Income tax liabilities		53	-
Deferred tax liabilities	19	11,922	13,114
Provisions	17	309	351
Lease Liabilities		629	504
Total Non-current liabilities		50,350	41,405
Current liabilities
Trade and other payables	16	11,818	11,476
Payroll and social security liabilities		273	616
Borrowings	18	25,998	40,114
Derivative financial instruments	13	26	81
Provisions	17	12	12
Lease Liabilities		2,189	2,157
Total Current liabilities		40,316	54,456
TOTAL LIABILITIES		90,666	95,861
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		195,825	199,432

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the three-month periods ended September 30, 2022 and 2021
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	09.30.21
Revenues	20	5,057	6,426
Costs	21	(4,334)	(5,570)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(1,955)	(1,375)
Changes in the net realizable value of agricultural products after harvest		322	11
Gross loss		(910)	(508)
Net loss from fair value adjustment of investment properties		(40)	(60)
General and administrative expenses	22	(472)	(622)
Selling expenses	22	(644)	(879)
Other operating results, net	23	50	(108)
Management fees		(427)	(357)
Loss from operations		(2,443)	(2,534)
Share of profit of subsidiaries, associates and joint ventures	6	2,010	736
Loss before financing and taxation		(433)	(1,798)
Finance income	24	293	5
Finance costs	24	(1,513)	(1,803)
Other financial results	24	1,427	4,803
Inflation Adjustment	24	2,741	318
Financial results, net	24	2,948	3,323
Profit before income tax		2,515	1,525
Income tax	19	1,327	1,693
Profit for the period		3,842	3,218

Other comprehensive income/ (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates		(2,071)	(3,996)
Revaluation surplus		371	-
Other comprehensive loss the period		(1,700)	(3,996)
Total comprehensive income/ (loss) for the period		2,142	(778)

Profit per share attributable to equity holders of the parent during the period:
Basic		6.545	5.463
Diluted		5.552	4.630

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 20, 2022
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2022	590	2	30,514	2,930	38,080	277	1,401	(1,595)	31,372	103,571
Profit for the period	-	-	-	-	-	-	-	-	3,842	3,842
Other comprehensive loss for the period	-	-	-	-	-	-	-	(1,700)	-	(1,700)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	(1,700)	3,842	2,142
Repurchase of treasury shares	(6)	6	-	-	-	-	-	(1,054)	-	(1,054)
Exercise of warrants (ii)	-	-	-	(2)	19	-	-	-	-	17
Changes in non-controlling interest	-	-	-	-	-	-	-	395	-	395
Reserve for share-based payments	-	-	-	-	-	-	-	36	-	36
Others changes in equity of subsidiaries	-	-	-	-	-	-	-	52	-	52
Balance as of September 30, 2022	584	8	30,514	2,928	38,099	277	1,401	(3,866)	35,214	105,159

(i)
Includes ARS 6 and ARS 2 of inflation adjustment of Treasury shares as of September 30, 2022 and June 30, 2022, respectively.
(ii)
See Note 31 to the Interim Condensed Consolidated Financial Statements as of September 30, 2022.
(iii)
Group’s Other reserves as of September 30, 2022 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total Other reserves
Balance as of June 30, 2022	(445)	(913)	299	(536)	(1,595)
Other comprehensive (loss)/ income for the period	-	(2,072)	-	372	(1,700)
Total comprehensive (loss)/ income for the period	-	(2,072)	-	372	(1,700)
Repurchase of treasury shares	(1,054)	-	-	-	(1,054)
Changes in non-controlling interest	-	-	-	395	395
Reserve for share-based payments	-	-	-	36	36
Others changes in equity of subsidiaries	-	51	-	1	52
Balance as of September 30, 2022	(1,499)	(2,934)	299	268	(3,866)

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (iii)	Other reserves (iv)	Accumulated deficift	Total Shareholders' equity
Balance as of June 30, 2021	589	2	30,514	2,946	37,962	277	1,401	4,459	6,076	(16,418)	67,808
Profit for the period	-	-	-	-	-	-	-	-	-	3,218	3,218
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(3,996)	-	(3,996)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	-	(3,996)	3,218	(778)
Reserve for share-based payments	-	-	-	-	-	-	-	-	9	-	9
Exercise of warrants (ii)	-	-	-	-	4	-	-	-	-	-	4
Others changes in equity of subsidiaries	-	-	-	-	-	-	-	-	(9)	-	(9)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	29	-	29
Balance as of September 30, 2021	589	2	30,514	2,946	37,966	277	1,401	4,459	2,109	(13,200)	67,063

(i)
Includes ARS 11 and ARS 4 of inflation adjustment of Treasury shares as of September 31, 2021 and June 30, 2021, respectively.
(ii)
See Note 38 to the Financial Statements as of June 30, 2022.
(iii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iv)
Group’s Other reserves as of September 30, 2022 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total Other reserves
Balance as of June 30, 2021	(445)	10,293	299	(4,071)	6,076
Other comprehensive loss for the period	-	(3,996)	-	-	(3,996)
Total comprehensive loss for the period	-	(3,996)	-	-	(3,996)
Reserve for share-based payments	-	-	-	9	9
Others changes in equity of subsidiaries	-	(9)	-	-	(9)
Changes in non-controlling interest	-	-	-	29	29
Balance as of September 30, 2021	(445)	6,288	299	(4,033)	2,109

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2022 and 2021
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	09.30.21
Operating activities:
Cash generated from operations	15	160	293
Net cash generated from operating activities		160	293
Investing activities:
Acquisition of property, plant and equipment	8	(101)	(337)
Proceeds from sale of property, plant and equipment		-	4
Proceeds from disposals of investment in financial assets		241	3,020
Acquisition of investment in financial instruments		(112)	(1,711)
Payments from derivative financial instruments		(108)	-
Dividends collected		120	20
Net cash generated from investing activities		40	996
Financing activities:
Repurchase of non-convertible notes		-	(471)
Sale of non-convertibles notes in portfolio		-	46
Borrowings and issuanse of non-convertible notes		8,790	4,872
Payment of borrowings and non-convertible notes		(6,071)	(9,774)
Payments of short-term loans, net		(2,110)	(1,468)
Repurchase of treasury shares		(1,054)	-
Exercise of warrants		17	4
Interest paid		(2,508)	(2,445)
Net cash used in financing activities		(2,936)	(9,236)
Net decrease in cash and cash equivalents		(2,736)	(7,947)
Cash and cash equivalents at beginning of the period		6,931	7,931
Result from exposure to inflation on cash and cash equivalents		578	240
Foreign exchange gain in cash and changes in fair value of cash equivalents		(1,073)	33
Cash and cash equivalents at the end of the period		3,700	257

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Carlos Della Paolera 261, 9th Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2022.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim periods of three month ended September 30, 2022 and 2021 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

In relation to the inflation index to be used according to FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended September 30, 2022, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	09.30.22 (Three months)
22%

As a consequence of the aforementioned, these Financial Statements as of September 30, 2022 were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2022.

2.3.
Comparative information

The balances as of June 30, 2022 and September 30, 2021, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2022, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.
4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2022 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2022. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2022, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

Set out below are the changes in Company’s investment in subsidiaries and associates for the three-month period ended September 30, 2022 and for the fiscal year ended June 30, 2022:

	09.30.22	06.30.22
Beginning of the period / year	146,929	124,328
Capital contribution	-	184
Share of profit	2,010	34,783
Other comprehensive results	(2,071)	(11,388)
Share of changes in subsidiaries and associates equity	480	999
Decrease of interest	-	(950)
Dividends distributed	(131)	(1,027)
End of the period / year	147,217	146,929

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2022 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2022 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive (loss) / income
Name of the entity	09.30.22	06.30.22	09.30.22	06.30.22	09.30.22	09.30.21
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	1.35%	1.35%	1,685	1,767	(84)	(81)
Futuros y Opciones.Com S.A.	50.10%	50.10%	2,153	1,737	416	143
Amauta Agro S.A. (continuation of FyO Trading S.A.)	2.20%	2.20%	7	11	(4)	2
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	2.20%	2.20%	66	48	18	4
Helmir S.A.	100.00%	100.00%	38,675	39,405	(1,189)	(2,328)
IRSA Inversiones y Representaciones Sociedad Anónima	54.00%	53.62%	103,588	102,743	824	(800)
IRSA Propiedades Comerciales S.A. (i)	-	-	-	-	-	(146)
Alafox S.A. (ii)	-	-	-	-	-	(59)
Total Subsidiaries			146,174	145,711	(19)	(3,265)

Associates
Agrouranga S.A.	34.86%	34.86%	810	967	(43)	(33)
Uranga Trading S.A.	34.86%	34.86%	233	251	1	38
Total Associates			1,043	1,218	(42)	5
Total Investments in subsidiaries, associates and join ventures			147,217	146,929	(61)	(3,260)

					Last financial statement issued
Name of the entity	Market value as of 09.30.22	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	30.20	Brazil	Agricultural	1,334,400	2,497	1,150	75,651
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	191,632,255	386	837	4,298
Amauta Agro S.A. (continuation of FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	506,440	23	(158)	331
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	1	799	2,986
Helmir S.A.	Not publicly traded	Uruguay	Investment	10,287,750,845	10,288	662	38,361
IRSA Inversiones y Representaciones Sociedad Anónima	124.75	Argentina	Real Estate	431,737,584	811	1,162	194,033

Associates
Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,532,579	7	(123)	442
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	637,498	2	2	667

(i)
On December 22, 2021 through the Extraordinary Shareholders’ Meeting of IRSA Inversiones y Representaciones S.A. and IRSA Propiedades Comerciales S.A., the merger by absorption between both companies was approved, the first of them being the absorbing company.
(ii)
Liquidated company as of February 28, 2022.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2022 and for the fiscal year ended June 30, 2022 were as follows:

	09.30.22	06.30.22
Beginning of the period / year	1,126	1,081
Transfers	678	310
Net loss from fair value adjustment of investment properties	(40)	(265)
End of the period / year	1,764	1,126

During the three-month period ended September 30, 2022 and for the year ended June 30, 2022, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the consolidated financial statements corresponding to the year ended June 30, 2022, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted considering the specific aspects of each land, the most important used premise being the price per hectare.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2022 and for the fiscal year ended June 30, 2022 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 09.30.22	Total as of 06.30.22

Costs	20,032	1,363	21,395	20,546
Accumulated depreciation	(3,241)	(935)	(4,176)	(3,780)
Net book amount at the beginning of the period / year	16,791	428	17,219	16,766
Additions	96	5	101	728
Disposals	-	-	-	(10)
Transfers	(115)	-	(115)	131
Depreciation charge (i)	(69)	(33)	(102)	(396)
Balances at the end of the period / year	16,703	400	17,103	17,219

Costs	20,013	1,368	21,381	21,395
Accumulated depreciation	(3,310)	(968)	(4,278)	(4,176)
Net book amount at the end of the period / year	16,703	400	17,103	17,219

(i)
For the fiscal period / year ended September 30, 2022 and June 30, 2022, the depreciation expense of property, plant and equipment has been charged as follows: ARS 8 and ARS 33 in "Costs";ARS 5 and ARS 20 in “General and administrative expenses” and ARS 1 and ARS 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income";ARS 88 and ARS 342 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

9.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended as of September 30, 2022 and for the fiscal year ended as of June 30, 2022 were as follows:

	Software	Concession rights	Total as of 09.30.22	Total as of 06.30.22
Costs	84	991	1,075	1,075
Accumulated amortization	(78)	(457)	(535)	(494)
Net book amount at the beginning of the period / year	6	534	540	581
Amortization charges (i)	(2)	(9)	(11)	(41)
Balances at the end of the period / year	4	525	529	540
Costs	84	991	1,075	1,075
Accumulated amortization	(80)	(466)	(546)	(535)
Net book amount at the end of the period / year	4	525	529	540

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets for the three-month period ended as of September 30, 2022 and for the fiscal year ended as of June 30, 2022 is as follows:

	09.30.22	06.30.22
Non Current
Offices	58	73
Farmland	4,006	3,252
Machines and equipment	-	1
Total right of use assets	4,064	3,326

The amortization charge of the right of use assets is detailed below:

	09.30.22	09.30.21
Farmland	859	1,021
Offices	15	15
Machines and equipment	-	2
Total amortization of right of use assets	874	1,038

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Biological assets

Changes in the Company’s biological assets for the three-month period ended as of September 30, 2022 and for the fiscal year ended as of June 30, 2022 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others
	Level 1	Level 3	Level 2	Level 2	Level 1	Total as of 09.30.22	Total as of 06.30.22
Net book amount at the beginning of the period / year	471	2,506	6,073	139	77	9,266	10,469
Purchases	-	-	147	-	-	147	921
Initial recognition and changes in the fair value of biological assets	-	(1,142)	(814)	(25)	-	(1,981)	4,375
Decrease due to harvest	-	(2,577)	-	-	-	(2,577)	(17,687)
Sales	-	-	(661)	-	-	(661)	(2,842)
Consumes	-	-	(3)	-	(6)	(9)	(30)
Costs for the period	1,087	1,213	656	-	-	2,956	14,060
Balances at the end of the period / year	1,558	-	5,398	114	71	7,141	9,266

Non-current (production)	-	-	4,978	106	71	5,155	5,723
Current (consumable)	1,558	-	420	8	-	1,986	3,543
Net book amount at the end of the period / year	1,558	-	5,398	114	71	7,141	9,266

During the three-month period ended September 30, 2022, there were no transfers between the fair value hierarchies 1 and 3 of sown land-crops (due to the degree of phenological growth of the crop). Likewise, there were no reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2022.

As of September 30, 2022, and June 30, 2022, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of September 30, 2022 and June 30, 2022 are as follows:

	09.30.22	06.30.22
Current
Crops	2,506	3,198
Materials and supplies	18	10
Seeds and fodders	4,299	3,776
Total inventories	6,823	6,984

As of September 30, 2022, and June 30, 2022 the cost of inventories recognized as expense amounted to ARS 3,626 and ARS 17,802, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2022.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2022 and June 30, 2022 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
September 30, 2022		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	5,835	-	5,835	1,341	7,176
Investment in financial assets
- Pubilc companies´ securities	-	309	309	-	309
Derivative financial instruments
- Options on commodities	-	6	6	-	6
Cash and cash equivalents
- Cash on hand and at bank	3,560	-	3,560	-	3,560
- Short-term investments	-	140	140	-	140
Total assets	9,395	455	9,850	1,341	11,191

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and others payables (Note 16)	8,971	-	8,971	2,847	11,818
Borrowings (Note 18)	63,435	-	63,435	-	63,435
Derivative financial instruments:
- Foreign-currency futures contracts	-	1	1	-	1
- Commodities futures contracts	3	22	25	-	25
Total Liabilities	72,409	23	72,432	2,847	75,279

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2022		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	5,627	-	5,627	1,232	6,859
Investment in financial assets
- Pubilc companies´ securities	-	244	244	-	244
Derivative financial instruments
- Options on commodities	-	12	12	-	12
- Foreign-currency futures contracts	-	2	2	-	2
Cash and cash equivalents
- Cash on hand and at bank	6,585	-	6,585	-	6,585
- Short-term investments	-	346	346	-	346
Total assets	12,212	604	12,816	1,232	14,048

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and others payables (Note 16)	9,974	-	9,974	1,502	11,476
Borrowings (Note 18)	67,550	-	67,550	-	67,550
Derivative financial instruments:
- Commodities futures contracts	-	81	81	-	81
Total Liabilities	77,524	81	77,605	1,502	79,107

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of September 30, 2022 and June 30, 2022 are as follows:

	09.30.22	06.30.22
Receivables from sale of properties (i)	608	618
Receivables from sale of agricultural products and services	2,147	2,471
Debtors under legal proceedings	8	10
Less: allowance for doubtful accounts	(7)	(7)
Total trade receivables	2,756	3,092
Prepayments	307	288
Tax credits	959	877
Loans granted	78	85
Advance payments	88	54
Expenses to recover	54	79
Others	284	335
Total other receivables	1,770	1,718
Related parties (Note 25)	2,643	2,042
Total trade and other receivables	7,169	6,852
Non-current	629	762
Current	6,540	6,090
Total trade and other receivables	7,169	6,852

(i)
Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2022.

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.22	06.30.22
Beginning of the period / year	7	10
Charges	1	2
Inflation adjustment	(1)	(5)
End of the period / year	7	7

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2022 and 2021:

	09.30.22	09.30.21
Profit for the period	3,842	3,218
Adjustments for:
Income tax	(1,327)	(1,693)
Depreciation and amortization	35	48
Unrealized gain from derivative financial instruments of commodities	(20)	(26)
Financial results, net	(3,238)	(4,222)
Unrealized initial recognition and changes in the fair value of biological assets	510	190
Changes in net realizable value of agricultural products after harvest	(322)	(11)
Provisions and allowances	47	49
Gain from repurchase of non-convertible notes	-	(16)
Management fees	427	-
Share of profit from participation in asscociates, subsidiaries and joint ventures.	(2,010)	(736)
Net loss from fair value adjustment of investment properties	40	60
Changes in operating assets and liabilities:
Decrease in biological assets	2,567	4,495
Decrease in inventories	483	646
(Increase)/ decrease in trade and other receivables	(330)	1,911
Increase in right of use assets	(2)	-
Decrease in lease Liabilities	(468)	(611)
Increase/ (decrease) in derivative financial instruments	375	(92)
Decrease in trade and other payables	(106)	(2,871)
Decrease in payroll and social security liabilities	(343)	(46)
Net cash generated from operating activities before income tax paid	160	293

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2022 and 2021:

	09.30.22	09.30.21
Non-cash transactions
Uncollected dividends	14	375
Currency translation adjustment and other comprehensive results from subsidiaries and associates	2,071	3,996
Reserve for share-based payments	483	-
Issuanse of non-convertible notes	9,533	-
Increase in the right of use assets through an increase in the lease liability	1,610	1,239
Increase in investment properties through a decrease in property, plant and equipment	678	-
Increase in equity through an increase in investment properties	563	-
Increase in deferred tax liability through a decrease in equity	192	-
Decrease in trade and other receivables through a decrease in lease liabilities	13	16
Decrease in trade and other receivables through a decrease in borrowings	16	428
Increase in other reserves through an increase in investment in subsidiaries, associates and joint ventures	-	29

16.
Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2022 and June 30, 2022 are as follows:

	09.30.22	06.30.22
Trade payables	3,141	2,514
Provisions	1,411	1,572
Sales, rent and services payments received in advance	1,830	815
Total trade payables	6,382	4,901
Taxes payable	29	43
Total other payables	29	43
Related parties (Note 25)	5,407	6,532
Total trade and other payables	11,818	11,476
Current	11,818	11,476
Total trade and other payables	11,818	11,476

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy). Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 09.30.22	Total as of 06.30.22
Beginning of period / year	363	363	504
Additions (i)	25	25	188
Decreases (i)	-	-	(111)
Used during the period	-	-	(7)
Inflation adjustment	(67)	(67)	(211)
End of period / year	321	321	363
Non-current		309	351
Current		12	12
Total		321	363

(i)
The net is included in “Other operating results, net”.

18.
Borrowings

The detail of the Company’s borrowings as of September 30, 2022 and June 30, 2022 is as follows:

	Book value		Fair Value
	09.30.22	06.30.22	09.30.22	06.30.22
Non-convertible notes	46,323	46,652	43,981	43,672
Bank loans and others	3,990	4,220	3,990	4,220
Related parties (Note 25)	7,060	6,800	6,963	6,598
Bank overdrafts	6,062	9,878	6,062	9,878
Total borrowings	63,435	67,550	60,996	64,368
Non-current	37,437	27,436
Current	25,998	40,114
Total borrowings	63,435	67,550

  See Note 20 to the interim condensed consolidated financial statements.

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	09.30.22	09.30.21
Current income tax	(57)	-
Deferred income tax	1,384	1,693
Income tax	1,327	1,693

The gross movements on the deferred income tax account were as follows:

	09.30.22	06.30.22
Beginning of the period / year	(13,114)	(19,632)
Revaluation surplus	(192)	(154)
Charged to the Statement of Comprehensive Income	1,384	6,672
End of the period / year	(11,922)	(13,114)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	09.30.22	09.30.21
Tax calculated at the tax applicable tax rate in effect (i)	(862)	(534)
Permanent differences:		-
Share of profit of subsidiaries, associates and joint ventures	689	258
Income tax rate change (*)	(31)	-
Unrecognized tax loss carry-forwards	-	998
Use of tax loss carry-forwards	511	-
Result from sale of participation in subsidiaries	-	(48)
Tax transparency	(2)	-
Non-taxable results, non-deductible expenses and others	3	(18)
Inflation adjustment for tax purposes	(3,223)	(1,768)
Inflation Adjustment	4,242	2,805
Income tax	1,327	1,693

(*)
Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.

See note 21 to the interim condensed consolidated financial statements.

20.
Revenues

	09.30.22	09.30.21
Crops	4,269	5,624
Cattle	734	800
Supplies	2	-
Leases and agricultural services	52	2
Total revenues	5,057	6,426

21.
Costs

	09.30.22	09.30.21
Crops	3,626	4,824
Cattle	662	717
Leases and agricultural services	33	2
Other costs	13	27
Total costs	4,334	5,570

22.
Expenses by nature

	Costs (i)	Cost of production	General and administrative expenses	Selling expenses	Total as of 09.30.22	Total as of 09.30.21
Supplies and labors	29	1,531	-	-	1,560	1,655
Leases and expenses	-	3	10	1	14	16
Amortization and depreciation	7	952	27	1	987	1,144
Doubtful accounts (charge and recovery)	-	-	-	1	1	4
Cost of sale of agricultural products and biological assets	4,288	-	-	-	4,288	5,528
Advertising, publicity and other selling expenses	-	-	-	13	13	7
Maintenance and repairs	1	59	29	-	89	95
Payroll and social security liabilities	6	241	334	27	608	734
Fees and payments for services	2	41	34	49	126	81
Freights	-	57	-	416	473	633
Bank commissions and expenses	-	-	5	-	5	35
Travel expenses and stationery	1	57	11	1	70	60
Conditioning and clearance	-	-	-	72	72	132
Director’s fees	-	-	21	-	21	27
Taxes, rates and contributions	-	15	1	63	79	112
Total expenses by nature as of 09.30.22	4,334	2,956	472	644	8,406	-
Total expenses by nature as of 09.30.21	5,570	3,192	622	879	-	10,263

(i)
Include ARS 13 and ARS 27 of other agricultural operating costs as of September 30, 2022 and 2021, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Other operating results, net

	09.30.22	09.30.21
Administration fees	4	2
Loss from commodity derivative financial instruments	(24)	(97)
Interest and allowances generated by operating assets	11	33
Contingencies	(25)	(18)
Others	84	(28)
Total other operating results, net	50	(108)

24.
Financial results, net

	09.30.22	09.30.21
Interest income	293	5
Total financial income	293	5
Interest expenses	(1,415)	(1,618)
Other financial costs	(98)	(185)
Total financial costs	(1,513)	(1,803)
Exchange rate difference, net	1,610	3,754
Fair value gain of financial assets at fair value through profit or loss	193	1,364
Loss from derivative financial instruments (except commodities)	(112)	(331)
Loss from the exchange of non-convertible notes	(264)	-
Gain from repurchase of non-convertible notes	-	16
Total other financial results	1,427	4,803
Inflation adjustment	2,741	318
Total financial results, net	2,948	3,323

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2022.

The following is a summary of the balances with related parties as of September 30, 2022 and June 30, 2022:

Items	09.30.22	06.30.22
Trade and other payables	(5,407)	(6,532)
Borrowings	(7,060)	(6,800)
Trade and other receivables	2,643	2,042
Right of use assets	58	73
Lease Liabilities	(52)	(67)
Total	(9,818)	(11,284)

Related party	09.30.22	06.30.22	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	685	744	Corporate services receivable	Trade and other receivables
	1	10	Reimbursement of expenses receivable	Trade and other receivables
	(101)	(7)	Reimbursement of expenses to pay	Trade and other payables
	(1,547)	(2,176)	Non-convertible notes	Borrowings
	58	73	Right of use assets	Right of use assets
	(52)	(67)	Leases	Lease Liabilities
	3	4	share-based payments	Trade and other receivables
Brasilagro Companhia Brasileira de Propriedades Agrícolas	69	(12)	Rent and services received	Trade and other payables
	44	55	Dividends receivable	Trade and other receivables
	(10)	79	Reimbursement of expenses receivable	Trade and other receivables
Helmir S.A.	(5,135)	(3,587)	Borrowings	Borrowings
	(873)	(904)	Other payables	Trade and other payables
Futuros y Opciones.Com S.A.	1,830	968	Brokerage operations receivable	Trade and other receivables
	(1,076)	(637)	Advanced payments received	Trade and other payables
Total subsidiaries	(6,104)	(5,457)
Agro-Uranga S.A.	18	15	Dividends receivables	Trade and other receivables
	-	27	Debtors for sales, rentals and services	Trade and other receivables
	-	(4)	Reimbursement of expenses to pay	Trade and other payables
Total associates	18	38
Tyrus S.A.	(83)	(927)	Non-convertible notes	Borrowings
Fibesa S.A.	(214)	(81)	Non-convertible notes	Borrowings
Amauta Agro S.A.	52	94	Debtors for sales, rentals and services	Trade and other receivables
FyO Acopio S.A.	(1)	(72)	Purchase of goods and/or services	Trade and other payables
Total Subsidiaries of the subsidiaries	(246)	(986)
CAMSA and its subsidiaries	-	(1)	Reimbursement of expenses to pay	Trade and other payables
	(3,426)	(4,846)	Management fees	Trade and other payables
Banco de Crédito y Securitización S.A.	-	(20)	Rent and services received	Trade and other payables
BNH Seguros Generales S.A.	(49)	-	Non-convertible notes	Borrowings
BNH VIDA	(32)	(29)	Non-convertible notes	Borrowings
Other Related parties	(3,507)	(4,896)
Inversiones Financieras del Sur S.A.	35	30	Loans granted	Trade and other receivables
Total Parent Company	35	30
Directors and Senior Management	(15)	16	Reimbursement of expenses receivable	Trade and other receivables
	1	(29)	Directors' fees	Trade and other payables
Total directors and senior management	(14)	(13)
Total	(9,818)	(11,284)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month period ended as of September 30, 2022 and 2021:

Related party	09.30.22	09.30.21	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(2)	(2)	Leases and/or rights of use
	(31)	(31)	Financial operations
	(487)	-	Corporate services
Futuros y Opciones.Com S.A.	(6)	(5)	Purchase of goods and/or services
	-	(4)	Administration fees
Amauta Agro S.A.	56	148	Purchase of goods and/or services
Helmir S.A.	46	51	Financial operations
Total subsidiaries	(424)	157
Tyrus S.A.	98	-	Financial operations
Panamerican Mall S.A.	(8)	4	Financial operations
Fibesa S.A.	(1)	-	Financial operations
IRSA Propiedades Comerciales S.A. (*)	-	2	Leases and/or rights of use
	-	(159)	Financial operations
FyO Acopio S.A.	(129)	(53)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	(40)	(206)
Uranga Tradiing S.A.	73	127	Income from agricultural sales and services
Total Associates	73	127
Estudio Zang, Bergel & Viñes	(5)	(4)	Legal services
CAMSA y its subsidiaries	(427)	(357)	Management fees
BNH Vida S.A.	1	5	Financial operations
Isaac Elsztain e Hijos S.C.A.	(2)	(2)	Leases and/or rights of use
Other Related parties	(433)	(358)
Directors	(21)	(27)	Compensation of Directors
Senior Management	(9)	-	Senior Management
Total directors y Senior Management	(30)	(27)
Inversiones Financieras del Sur S.A.	(4)	4	Financial operations
Total Parent Company	(4)	4
Total	(931)	(430)

(*)
On December 22, 2021 through the Extraordinary Shareholders’ Meeting of IRSA Inversiones y Representaciones S.A. and IRSA Propiedades Comerciales S.A., the merger by absorption between both companies was approved, the first of them being the absorbing company.

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2022 and 2021:

Related party	09.30.22	09.30.21	Description of transaction
Agro-Uranga S.A.	111	-	Dividends received
Uranga Trading S.A.	20	-	Dividends received
Total dividends received	131	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 09.30.22	Total as of 09.30.21
Beginning of the period	6,212	6,938	-	13,150	15,525
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(839)	-	-	(839)	(498)
Changes in the net realizable value of agricultural products after harvest	-	322	-	322	11
Increase due to harvest	-	2,598	-	2,598	4,886
Acquisitions and classifications	147	1,759	-	1,906	487
Consume	(3)	(1,168)	-	(1,171)	(1,062)
Expenses incurred	656	-	47	703	723
Inventories	(5,512)	(6,823)	-	(12,335)	(14,529)
Cost as of 09.30.22	661	3,626	47	4,334	-
Cost as of 09.30.21	717	4,824	2	-	5,543

(1)
Corresponds to breeding cattle movements and other cattle.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2022 and June 30, 2022 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.22	Total as of 06.30.22
Assets
Trade and other receivables
US Dollar	6	147.12	905	1,160
Receivables with related parties:
US Dollar	0.3	147.32	49	55
Total trade and other receivables			954	1,215

Derivative financial instruments
US Dollar	0.36	147.12	6	12
Total Derivative financial instruments			6	12

Cash and cash equivalents
US Dollar	24.5	147.12	3,605	6,576
Total Cash and cash equivalents			3,605	6,576

Liabilities
Trade and other payables
US Dollar	35	147.32	5,205	2,392
Trade and other payables with related parties:
US Dollar	6	147.32	881	920
Brazilian Reais	0.3	29.30	10	12
Total trade and other payables			6,096	3,324

Derivative financial instruments
US Dollar	0.17	147.32	25	-
Total derivative instruments			25	-

Lease Liabilities
US Dollar	0.01	147.32	1	-
Lease Liabilities with related parties:
US Dollar	0.35	147.32	52	67
Total Lease Liabilities			53	67

Borrowings
US Dollar	283.25	147.32	41,729	47,169
Borrowings with related parties:
US Dollar	46.12	147.32	6,794	6,801
Total Borrowings			48,523	53,970

(1)
Exchange rate as of September 30, 2022 according to Banco Nación Argentina records.

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800 Carlos Spegazzini
Puente del Inca 2540 Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of ARS 20,952, whose treatment is under consideration by the Board of Directors and the respective Management.

31.
Relevant events of the period

See Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at September 30, 2022, the unaudited condensed interim separate statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2022 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations
In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records kept in their formal aspects in accordance with legal regulations except that i) are pending transcription to the Book "Inventory and Balances” and ii) the accounting entries corresponding to the month of September 2022 are pending transcription to the Daily Book;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

d)
at September 30, 2022 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 72,100,031, which is not due at that date.

Autonomous City of Buenos Aires, November 11, 2022

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos Brondo Contador Público (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078

Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	3M 23	3M 22	YoY Var
Revenues	29,863	31,474	(5.1)%
Costs	(19,105)	(24,672)	(22.6)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(1,429)	3,888	(136.8)%
Changes in the net realizable value of agricultural produce after harvest	259	(236)	-
Gross profit	9,588	10,454	(8.3)%
Net gain from fair value adjustment on investment properties	(6,609)	(11,829)	(44.1)%
Gain from disposal of farmlands	25	-	100.0%
General and administrative expenses	(2,723)	(2,628)	3.6%
Selling expenses	(1,748)	(2,134)	(18.1)%
Other operating results, net	1,216	1,435	(15.3)%
Management Fee	(427)	(357)	19.6%
Result from operations	(678)	(5,059)	(86.6)%
Depreciation and Amortization	1,940	2,295	(15.5)%
EBITDA (unaudited)	1,262	(2,764)	-
Adjusted EBITDA (unaudited)	7,955	9,277	(14.3)%
Loss from joint ventures and associates	831	(379)	-
Result from operations before financing and taxation	153	(5,438)	-
Financial results, net	6,306	5,860	7.6%
Result before income tax	6,459	422	1430.6%
Income tax expense	(1,226)	4,773	(125.7)%
Result for the period	5,233	5,195	0.7%

Attributable to
Equity holder of the parent	3,471	3,734	(7.0)%
Non-controlling interest	1,762	1,461	20.6%

Consolidated revenues and adjusted EBITDA decreased during the first quarter of fiscal year 2023 by 5.1% and 14.3%, respectively, compared to the same period of fiscal year 2022. Agribusiness segments adjusted EBITDA was ARS 2,090 and urban properties and investments business (IRSA) adjusted EBITDA was ARS 5,865 million.

The net result for the first quarter of fiscal year 2023 registered a gain of ARS 5,233 million, in line with the ARS 5,195 in the same period of 2022.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Description of Operations by Segment

3M 2023	Agribusiness	Urban Properties and Investments	Total	3M 23 vs. 3M 22
Revenues	18,320	9,314	27,634	(7.4)%
Costs	(14,835)	(1,851)	(16,686)	(26.9)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(1,454)	-	(1,454)	(137.7)%
Changes in the net realizable value of agricultural produce after harvest	259	-	259	-
Gross profit	2,290	7,463	9,753	(8.4)%
Net gain from fair value adjustment on investment properties	(40)	(6,653)	(6,693)	(44.4)%
Gain from disposal of farmlands	25	-	25	100.0%
General and administrative expenses	(1,195)	(1,555)	(2,750)	2.9%
Selling expenses	(1,344)	(498)	(1,842)	(14.7)%
Other operating results, net	1,025	181	1,206	(14.2)%
Result from operations	761	(1,062)	(301)	(93.8)%
Share of profit of associates	(126)	1,023	897	-
Segment result	635	(39)	596	-

3M 2022	Agribusiness	Urban Properties and Investments	Total
Revenues	23,574	6,281	29,855
Costs	(21,457)	(1,366)	(22,823)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	3,855	-	3,855
Changes in the net realizable value of agricultural produce after harvest	(236)	-	(236)
Gross profit	5,736	4,915	10,651
Net gain from fair value adjustment on investment properties	(60)	(11,981)	(12,041)
Gain from disposal of farmlands	-	-	-
General and administrative expenses	(1,283)	(1,389)	(2,672)
Selling expenses	(1,543)	(616)	(2,159)
Other operating results, net	1,319	86	1,405
Result from operations	4,169	(8,985)	(4,816)
Share of profit of associates	(103)	(146)	(249)
Segment result	4,066	(9,131)	(5,065)

2023 Campaign

The 2023 campaign is presented with dimensions slightly larger than the one that ends, with commodity prices sustained by climate and geopolitical effects worldwide, rising costs and good margins per hectare. The “Niña” climate risk, of drought and late frosts, is representing a great productive challenge at the beginning of the year, affecting winter crops, mainly wheat. We will apply the best agricultural practices to minimize this risk and achieve high yields.

Our Portfolio

During the first quarter of fiscal year 2023, our portfolio under management consisted of 761,455 hectares, of which 306,513 hectares are productive and 454,942 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Information on CRESUD's property portfolio is detailed below, rectifying the information regarding the use of owned and under concession farms in the Annual Report dated June 30, 2022.

	Potential use of farms owned and under concession as of June 30, 2022
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Cattle (has)(3)	Sheep (has) (3)	Agriculture (has) (3)	Cattle (2) (Head)
El Recreo	Recreo	Catamarca	May ‘95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ‘95	239,639	Cattle/ Agriculture/ Natural woodlands	33,360		16,402	35,930
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,396	Agriculture			1,171
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,497	Agriculture			1,474
La Gramilla	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			4,914
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture/ Cattle	18,100		1,192	8,870
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture	240		6,523	3,055
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	3,584	Agriculture	1,255		1,987
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands

Jatoba	Jaborandi/BA	Brazil	Mar’07	13,277	Agriculture
Alto Taquarí	Alto Taquarí/MT	Brazil	Aug’07	1,380	Agriculture			809
Araucaria	Mineiros/GO	Brazil	Apr’07	5,534	Agriculture			3,740
Chaparral	Correntina/BA	Brazil	Nov’07	37,182	Agriculture			17,951
Nova Buriti	Januária/MG	Brazil	Dec’07	24,212	Forestry
Preferência	Barreiras/BA	Brazil	Sep’08	17,799	Agriculture / Natural woodlands	7,990			10,035
São José	São Raimundo das Mangabeiras/MA	Brazil	Feb’17	17,566	Agriculture			9,549
Arrojadinho	Jaborandi/BA	Brazil	Jan’20	16,642	Agriculture			4,359	2,288
Rio do Meio	Correntina/BA	Brazil	Jan’20	7,715	Agriculture			2,217
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil	Apr’20	4,489	Agriculture			2,734
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	59,585	Agriculture/ Natural woodlands	2,488		13,242	3,126
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,555	Agriculture			4,102
San Rafael	Santa Cruz	Bolivia	Nov ‘08	3,109	Agriculture			2,814
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,356	Agriculture			1,860
Subtotal Owned				617,481		63,533	85,000	97,229	63,304
Agropecuaria Anta S.A.	Las Lajitas	Salta		132,000		2,845		22,121	—
Subtotal Under Concession				132,000		2,845		22,121	—
Total				749,481		66,378	85,000	119,350	63,304

(1) Hectares in proportion to our 34.86% interest in Agro-Uranga S.A.
(2) Does not include sheep or cattle in sold or rented fields.
(3) Represents the maximum productivity capacity use of the farms

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	68,497	140,050	325,532	534,079
Brazil	62,293	10,338	85,140	157,771
Bolivia	8,776	-	1,244	10,020
Paraguay	13,797	2,762	43,026	59,585
Total	153,363	153,150	454,942	761,455
(*) Includes Brasilagro, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	53,011	10,896	-	63,907
Brazil	46,234	2,925	4,219	53,378
Total	99,245	13,821	4,219	117,285
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	3M 23	3M 22	YoY Var
Revenues	-	-	-
Costs	(12)	(27)	(55.6)%
Gross loss	(12)	(27)	(55.6)%
Net gain from fair value adjustment on investment properties	(40)	(60)	(33.3)%
Gain from disposal of farmlands	25	-	100.0%
General and administrative expenses	(2)	(4)	(50.0)%
Selling expenses	(1)	-	100.0%
Other operating results, net	223	724	(69.2)%
Profit from operations	193	633	(69.5)%
Segment profit	193	633	(69.5)%
EBITDA	196	636	(69.2)%
Adjusted EBITDA	236	696	(66.1)%

In September 2022, our subsidiary BrasilAgro acquired the “Panamby” farm located in the municipality of Querência in the State of Mato Grosso, Brazil. The property has a total area of 10,800 hectares, of which 5,400 are productive. The acquisition value was BRL 285.6 million (302 bags of soybeans per productive hectare), which will be paid in two installments.

Subsequently, in November 2022, BrasilAgro sold a fraction of 863 hectares (498 productive hectares) of the “Morotí” farm located in the State of Boquerón, Paraguay. After this operation, a remaining surface of 58,722 of the farm is still owned by Brasilagro. The total amount of the operation was set at USD 1.5 million, and the buyer made a down payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual installments. This fraction of the farm was valued on the books at BRL 853 thousand and the internal rate of return in dollars reached was 27.9%.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Agricultural Production

The result of the Farming segment went from a ARS 2,990 million gain during the first quarter of fiscal year 2022 to a ARS 776 million loss during the same period of the fiscal year 2023.

in ARS million	3M 23	3M 22	YoY Var
Revenues	13,399	20,131	(33.4)%
Costs	(12,028)	(19,282)	(37.6)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(1,454)	3,855	(137.7)%
Changes in the net realizable value of agricultural produce after harvest	260	(237)	-
Gross profit	177	4,467	(96.1)%
General and administrative expenses	(569)	(769)	(26.0)%
Selling expenses	(1,025)	(1,217)	(15.8)%
Other operating results, net	685	514	33.3%
Results from operations	(732)	2,995	(124.5)%
Results from associates	(43)	(5)	760.0%
Segment results	(775)	2,990	(126.0)%
EBITDA	936	4,957	(81.1)%
Adjusted EBITDA	935	4,957	(81.1)%

II.a) Crops and Sugarcane

Crops

in ARS million	3M 23	3M 22	YoY Var
Revenues	8,000	12,242	(34.7)%
Costs	(7,108)	(12,556)	(43.4)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(1,265)	270	(568.5)%
Changes in the net realizable value of agricultural produce after harvest	262	(239)	-
Loss profit	(111)	(283)	(60.4)%
General and administrative expenses	(340)	(474)	(28.3)%
Selling expenses	(874)	(1,068)	(18.2)%
Other operating results, net	464	527	(12.0)%
Loss from operations	(861)	(1,298)	(33.6)%
Results from associates	(42)	(5)	740.0%
Activity Loss	(903)	(1,303)	(30.6)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Sugarcane

in ARS million	3M 23	3M 22	YoY Var
Revenues	4,186	6,371	(34.3)%
Costs	(3,983)	(5,388)	(26.1)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	854	4,097	(79.2)%
Gross profit	1,057	5,080	(79.2)%
General and administrative expenses	(100)	(156)	(35.9)%
Selling expenses	(58)	(71)	(18.3)%
Other operating results, net	182	-	100.0%
Profit from operations	1,081	4,853	(77.7)%
Activity profit	1,081	4,853	(77.7)%

Operations

Production Volume (1)	3M 23	3M 22	3M 21	3M 20
Corn	162,906	229,203	187,328	285,831
Soybean	394	90	1,386	1,270
Wheat	115	531	72	(164)
Sorghum	2,123	2,840	783	3,229
Sunflower	-3	-	-	(1)
Cotton	3,353	3,094	6,723	3,237
Other	390	1,631	449	198
Total Crops (tons)	169,278	237,389	196,741	293,600
Sugarcane (tons)	1,061,216	1,059,914	1,142,166	1,168,915
(1)
Includes Brasilagro. Excludes Agro-Uranga.

Volume of	3M23			3M22			3M21			3M20
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	100.2	42.8	143.04	129.7	22.0	151.7	161.1	33.3	194.4	152.5	18.1	170.6
Soybean	29.6	13.1	42.73	48.7	46.6	95.3	68.2	22.5	90.7	67.5	38.4	105.9
Wheat	0.6	-	0.62	0.8	-	0.8	0.6	0.2	0.8	1.5	-	1.5
Sorghum	8.1	-	8.08	6.3	-	6.3	-	-	-	-	-	-
Sunflower	0.0	-	0.04	0.1	-	0.1	-	-	-	4.3	-	4.3
Cotton	1.4	-	1.40	1.6	-	1.6	0.3	-	0.3	-	-	-
Others	1.2	-	1.20	3.3	0.8	4.1	1.5	1.0	2.5	0.3	-	0.3
Total Crops (thousands of tons)	141.2	55.9	197.1	190.5	69.4	259.9	231.7	57.0	288.7	226.1	56.5	282.6
Sugarcane (thousands of tons)	955.2	-	955.2	1,056.7	-	1,056.7	1,038.3	-	1,038.3	1,056.6	-	1,056.6
(1)
Includes Brasilagro. Excludes Agro-Uranga.

The Grains activity presented a positive variation by ARS 400 million, from a ARS 1,303 million loss during the first quarter of fiscal year 2022 to a ARS 903 million loss during the same period of fiscal year 2023, mainly because of:

●
A positive variation in the result from sales net of selling expenses in Brazil and Argentina, thanks to better margins due to better average prices for both soybeans and corn.

●
Higher results from a positive variation in the result for commodities derivatives.

●
A gain in the holding result in Argentina, due to better price performance against inflation, mainly in corn.

●
Partially offset by a greater loss in the productive result due to lower yields, higher direct costs and lower prices than those projected in both countries

The result of the Sugarcane activity decreased by ARS 3,772 million, from a gain of ARS 4,853 million in the first quarter of fiscal year 2022 to a gain of ARS 1,081 million in the same period of 2023. This is mainly due to lower productive and sales results in Brazil, mainly because of lower prices.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Area in Operation (hectares) (1)	As of 09/30/22	As of 09/30/21	YoY Var
Own farms	118,061	118,741	(0.6)%
Leased farms	122,154	120,267	1.6%
Farms under concession	22,407	22,174	1.1%
Own farms leased to third parties	26,009	20,680	25.8%
Total Area Assigned to Production	288,631	281,862	2.4%
(1)
Includes Agro-Uranga, Brazil and Paraguay,

II.b) Cattle Production

Production Volume	3M23	3M22	3M21	3M20
Cattle herd (tons)	1,916	1,468	1,799	2,211
Cattle (tons)	1,916	-	-	-

Volume of	3M23			3M22			3M21			3M20
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	2.8	-	2.8	3.0	-	3.0	5.6	-	5.6	4.7	-	4.7
Cattle (thousands of tons)	2.8	-	2.8	3.0	-	3.0	5.6	-	5.6	4.7	-	4.7
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	3M 23	3M 22	YoY Var
Revenues	899	1,300	(30.8)%
Costs	(828)	(1,135)	(27.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(1,043)	(512)	103.7%
Changes in the net realizable value of agricultural produce after harvest	(2)	2	-
Gross Loss	(974)	(345)	182.3%
General and administrative expenses	(48)	(97)	(50.5)%
Selling expenses	(44)	(60)	(26.7)%
Other operating results, net	22	(13)	-
Loss from operations	(1,044)	(515)	102.7%
Results from associates	(1)	-	-
Activity Loss	(1,045)	(515)	102.9%

Area in operation – Cattle (hectares) (1)	As of 09/30/22	As of 09/30/21	YoY Var
Own farms	68,401	63,102	8.4%
Leased farms	10,896	12,590	(13.5)%
Farms under concession	2,604	2,845	(8.5)%
Own farms leased to third parties	70	1,775	(96.1)%
Total Area Assigned to Cattle Production	81,971	80,312	2.1%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 09/30/22	As of 09/30/21	YoY Var
Breeding stock	63,501	53,755	18.1%
Winter grazing stock	3,617	4,136	(12.5)%
Sheep stock	11,156	11,394	(2.1)%
Total Stock (heads)	78,274	69,285	13.0%

The result of the Cattle activity decreased by ARS 520 million, from a ARS 515 million gain during the first quarter of fiscal year 2022 to a ARS 1,045 million gain in the same period of fiscal year 2023, mainly explained by by a greater loss in holding due to more stable prices or with a downward trend in the period, accentuated by the inflationary effect.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

II.c) Agricultural Rental and Services

In ARS Million	3M 23	3M 22	YoY Var
Revenues	314	218	44.0%
Costs	(109)	(203)	(46.3)%
Gross profit	205	15	1266.7%
General and Administrative expenses	(81)	(42)	92.9%
Selling expenses	(49)	(18)	172.2%
Other operating results, net	17	-	100.0%
Profit / (Loss) from operations	92	(45)	-
Activity Profit / (Loss)	92	(45)	-

The result of the activity was decreased by ARS 138 million, from a ARS 45 million in the first quarter of fiscal year 2022 to a ARS 92 million loss in the same period of 2023.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment increased by ARS 723 million, going from a gain of ARS 789 million for the three-month period of fiscal year 2022 to a gain of ARS 1,512 million for the same period of fiscal year 2023, mainly because of better operating results corresponding to futures and options operations, higher margins in grain brokerage commissions, and better results in stockpiling and consignment operations, partially offset by a decrease in the profit from the sale of inputs and increases in selling and administrative expenses.

In ARS Million	3M 23	3M 22	YoY Var
Revenues	4,920	3,443	42.9%
Costs	(2,795)	(2,147)	30.2%
Gross profit	2,125	1,296	64.0%
General and administrative expenses	(329)	(165)	99.4%
Selling expenses	(318)	(326)	(2.5)%
Other operating results, net	117	82	42.7%
Profit from operations	1,595	887	79.8%
Profit from associates	(83)	(98)	(16.3)%
Segment Profit	1,512	789	91.8%
EBITDA	1,637	925	77.0%
Adjusted EBITDA	1,637	925	77.0%

IV) Corporate Segment

The negative result went from a loss of ARS 346 million in the first quarter of the fiscal year 2022 to a ARS 295 million in the same period of fiscal year 2023.

In ARS Million	3M 23	3M 22	YoY Var
General and administrative expenses	(295)	(346)	(14.7)%
Loss from operations	(295)	(346)	(14.7)%
Segment loss	(295)	(346)	(14.7)%
EBITDA	(290)	(337)	(13.9)%
Adjusted EBITDA	(290)	(337)	(13.9)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2022, our direct and indirect equity interest in IRSA was 53.7% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

In ARS million	3M 23	3M 22	YoY Var
Revenues	11,652	7,964	46.3%
Results from operations	(1,036)	(8,888)	(88.3)%
EBITDA	(818)	(8,711)	(90.6)%
Adjusted EBITDA	6,742	3,495	92.9%
Segment Result	(39)	(9,131)	(99.6)%

Consolidated revenues from sales, rentals and services increased by 46.3% during the first quarter of fiscal year 2023 compared to the same period of 2022. Adjusted EBITDA reached ARS 6,742 million, 92.9% higher than in the same period of previous fiscal year, mainly due to the Shopping Centers and Hotels segments which strongly recovered their level of activity and the sale of one floor of 200 Della Paolera building.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	59.3	Variable	< 360 days
Series XXXII	USD	34.3	9.00%	Nov-22
Series XXIII (1)	USD	14.7	6.50%	Feb-23
Series XXX	USD	25.0	2.00%	Aug-23
Series XXXI	USD	0.8	9.00%	Nov-23
Series XXXIX	ARS	34.8	Private Badlar + 1%	Feb-24
Series XXXIV	USD	24.0	6.99%	Jun-24
Series XXXIII	USD	12.6	6.99%	Jul-24
Series XXXV	USD	41.8	3.50%	Sep-24
Series XXXVI	USD	40.6	2.00%	Feb-25
Series XXXVII	USD	24.4	9.00%	Mar-25
Series XXXVIII	USD	70.6	8.00%	Mar-26
Other debt		37.1	-	-
CRESUD’s Total Debt (3)	USD	420.0
Cash and cash equivalents (3)	USD	30.5
CRESUD’s Net Debt	USD	389.5
Brasilagro’s Total Net Debt	USD	-2.2
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 147.32 ARS/USD and 5.415 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Helmir & CRESUD stand-alone.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	8.8	Floating	< 360 days
PAMSA loan	USD	5.4	5.95%	Feb-23
Series II NCN (3)	USD	121.0	8.75%	Mar-23
Series IX NCN	USD	56.1	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	20.4	10.0%	Nov-23
Series XI NCN	USD	12.8	5.0%	Mar-24
Series XII NCN	ARS	47.8	Floating	Mar-24
Series XIII NCN	USD	29.6	3.9%	Aug-24
Series XIV NCN	USD	156.0	8.75%	Jun-28
IRSA’s Total Debt	USD	461.0
Cash & Cash Equivalents + Investments (2)	USD	154.6
IRSA’s Net Debt	USD	306.4
(1)
Principal amount in USD (million) at an exchange rate of ARS 147.32/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Originally issued by IRSA CP. On July 6, the exchange of the Series II Notes was completed and on July 8, being the settlement date, the Notes were partially cancelled, leaving an outstanding amount of USD 121 million.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Sep-22	Sep-21
Current assets	119,776	124,290
Non-current assets	504,266	515,934
Total assets	624,042	640,224
Current liabilities	131,154	109,084
Non-current liabilities	241,398	323,692
Total liabilities	372,552	432,776
Total capital and reserves attributable to the shareholders of the controlling company	102,114	65,003
Minority interests	149,376	142,445
Shareholders’ equity	251,490	207,448
Total liabilities plus minority interests plus shareholders’ equity	624,042	640,224

Comparative Summary Consolidated Statement of Income Data

In ARS million	Sep-22	Sep-21
Gross profit	9,588	10,454
Loss from operations	(678)	(5,059)
Results from associates and joint ventures	831	(379)
Results from operations before financing and taxation	153	(5,438)
Financial results, net	6,306	5,860
Profit before income tax	6,459	422
Income tax expense	(1,226)	4,773
Result for the period	5,233	5,195
Controlling company’s shareholders	3,471	3,734
Non-controlling interest	1,762	1,461

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Sep-22	Sep-21
Net cash generated by operating activities	8,100	16,718
Net cash generated by / (used in) investment activities	1,612	(384)
Net cash used in financing activities	(23,182)	(17,226)
Total net cash used in during the fiscal period	(13,470)	(892)

Ratios

In ARS million	Sep-22	Sep-21
Liquidity (1)	0.913	1.139
Solvency (2)	0.675	0.479
Restricted capital (3)	0.808	0.806
Profitability (4)	0.021	0.025
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Net income for the fiscal year (excluding Other Comprehensive Income) / Average Total Shareholders’ Equity

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Material events of the quarter and subsequent events

July 2022: Exchange Offer Series XXIII Notes - BCRA “A” 7466 Resolution

On July 6, 2022, the Company concluded successfully the exchange offer of the Series XXIII Notes with a nominal value of USD 113.159 million.

USD 98,423 million of the Existing Notes were validly tendered, which represents an acceptance of 86.98%.

-Option A: 43.4% of the notes were tendered under Option A. Per USD 1,000 tendered, the eligible holder will receive USD 691.3 in cash and the difference in Series XXXVIII Notes.

-Option B: 56.6% of the notes were tendered under Option B. Per USD 1,000 tendered, the eligible holder will receive USD 1,030 of Series XXXVIII Notes.

●
Series XXXVIII Notes:


Amount issued: USD 70.567.356.


Price of issuance: 100% face value.


Principal maturity: Bullet as of March 3, 2026.


Interest rate: 8.00%.


Interest payments: Semiannual starting on January 3, 2023.

July 2022: Shares Buyback Program

In July 2022, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission.

●
Maximum amount of the investment: Up to ARS 1,000 million.

●
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

●
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

●
Payable Price: Up to ARS 200 per Share and up to USD 6.00 per ADS.

●
Period in which the acquisitions will take place: up to 120 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

●
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company's shareholders.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

July 2022: FyO Notes Issuance

On July 25, 2022, FyO issued the Series II Notes in the local market for an amount of USD 15 million. The notes are denominated in dollars and payable in pesos at the applicable exchange rate, with a fixed annual rate of 0% and maturing on July 25, 2025. The issue price was 100% of the value nominal.

The funds from this placement will be used mainly to finance the company's working capital in Argentina.

August 2022: Local Bond Issuance – Series XXXIX Notes.

On August 23, 2022, Cresud issued the Series XXXIX Notes for a total amount of USD 5,122.5 million. The issuance price was 100%, they will accrue an annual interest rate of Private Badlar + 1.0%, payable quarterly, and will mature on February 23, 2024.

September 2022: Shares Buyback Program Completion.

On September 22, 2022, the Company communicated the competition of the shares buyback program, having acquired the equivalent of 5,676,603 CRESUD ordinary shares, which represent approximately 99.00% of the approved program and 0.96% of the outstanding shares.

September 2022: Warrants Exercise

Between September 17 and 25, 2022, certain warrants holders have exercised their right to acquire additional shares and 8,962 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 3,871.58 has collected the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 592,088,735 to 592,165,126, and the new number of outstanding warrants decreased from 89,554,069 to 89,477,678.

October 2022: General Ordinary and Extraordinary Shareholders’ Meeting

On October 28, 2022, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 3,100 million as cash dividends as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2022

●
Reform of articles sixteen, twenty-second and twenty-third of the bylaws.

●
Incentive plan for employees, management, and directors to be integrated without premium for up to 0.96% of the Capital Stock

On November 10, 2022, the Company distributed among its shareholders the cash dividend in an amount of ARS 3,100,000,000 equivalent to 528.6642% of the stock capital, an amount per share of ARS 5.286642 (ARS 1 par value) and an amount per ADR of ARS 52.86642 (Argentine Pesos per ADR).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2022	2021
Result for the period	5,233	5,195
Income tax expense	1,226	(4,773)
Net financial results	(6,306)	(5,860)
Share of profit of associates and joint ventures	(831)	379
Depreciation and amortization	1,940	2,295
EBITDA (unaudited)	1,262	(2,764)
Gain from fair value of investment properties, not realized - agribusiness	40	60
Gain from fair value of investment properties, not realized - Urban Properties Business	7,560	12,206
Realized sale - Agribusiness	(907)	(225)
Adjusted EBITDA (unaudited)	7,955	9,277

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2022

Brief comment on prospects for the Fiscal Year

The 2023 campaign is presented with dimensions slightly larger than the one that ends, with commodity prices sustained by climate and geopolitical effects worldwide, rising costs and good margins per hectare. The “Niña” climate risk, of drought and late frosts, is representing a great productive challenge at the beginning of the year, affecting winter crops, mainly wheat. We will apply the best agricultural practices to minimize this risk and achieve high yields.

Regarding livestock activity, the 2023 campaign presents certain questions regarding international demand and the export position that Argentina could adopt, added to the downward trend that cattle prices have been experiencing in recent months. We will continue to concentrate our production in our own fields, mainly in the Northwest of Argentina, and consolidate our activity in Brazil with a focus on improving productivity, controlling costs and working efficiently to achieve the highest possible operating margins.

In terms of real estate, we have been observing an upward trend in land prices worldwide that has not been replicated in Argentina and we are beginning to see greater interest in our assets in the country. As part of our business strategy, we will continue to sell the fields that have reached their maximum level of appreciation in Argentina and the region.

The urban property and investment business, which we own through IRSA, has been showing very good operating performance in its rental businesses, mainly shopping malls and hotels, which continue their post-pandemic recovery process. The outlook is positive for the rest of the year. We expect annual EBITDA to be higher than pre-pandemic levels and good future dividends.

During fiscal year 2023, we will continue working on the reduction and efficiency of the cost structure. At the same time we will continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other instruments that be useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with a management with many years of experience in the sector and a great track record in accessing the capital markets, will have excellent possibilities to take advantage of the best opportunities that arise in the market.

Eduardo S. Elsztain
Chairman